U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934



                            SAGUARO INDUSTRIES, LTD.
                            ------------------------
                 (Name of Small Business Issuer in its charter)


              Colorado                                       84-1377873
              --------                                       ----------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                       Identification No.)

        2221 Lafayette Street
          Denver, Colorado                                      80205
          ----------------                                      -----
(Address of principal executive offices)                      (Zip code)


Issuer's telephone number: (303) 861-8168


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

        Securities to be registered pursuant to Section 12(g)of the Act:

                                  Common Stock
                                ----------------
                                (Title of Class)








                            Page One of Seventy Pages
                  Exhibit Index is Located at Page Thirty Five



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                                TABLE OF CONTENTS

                                                                            Page
PART I

Item 1.   Description of Business  . . . . . . . . . . . . . . . . . . . . .  3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . . . . . . . . . . 12

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . . . 15

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . . . . . . . . . . 15

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . . . . . . . 16

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . . . 17

Item 7.   Certain Relationships and
            Related Transactions . . . . . . . . . . . . . . . . . . . . . . 18

Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . . . 18

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . . . . . . . . . . 20

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . 20

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . . . 20

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . . . 20

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . . . 20

PART F/S

          Financial Statements . . . . . . . . . . . . . . . . . . . . . . . 21

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . 35

Item 2.   Description of Exhibits. . . . . . . . . . . . . . . . . . . . . . 37

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                                     PART I

Item 1. Description of Business

     Saguaro Industries, Ltd. ("we, "us, "our," or the "Company") was incorporated on July 19, 1996 as a Colorado corporation under the name Sheffield Rounds, Ltd. Our original business was to produce and sell literary publications concerning the archery industry. This purpose did not prove profitable or worth pursuing.

     In December 2000, we elected to pursue a different line of business. On December 4, 2000, we acquired our one subsidiary company, Saguaro Sky, Ltd., for $6,000 in cash, which included $4,151 of goodwill. On December 18, 2000, our name was changed to Saguaro Industries, Inc. pursuant to the affirmative vote of a majority of our shareholders. As a result, we now engage in the business of sales and marketing of southwestern art jewelry and Native American Indian arts and crafts. The sales of such products are generated through our wholly owned subsidiary, Saguaro Sky, Ltd (our "Subsidiary"). Together with our Subsidiary, we should be considered a start-up enterprise.

     Our products will be and currently are being sold on our Internet site, www.saguarosky.com, and in special art exhibits, street fairs and western arts and crafts shows throughout our current target markets consisting of the Rocky Mountain states of Colorado, New Mexico, Arizona, Utah, Wyoming, Idaho, and Montana.

     Our products are generally hand made, individual and unique. Our inventory of consigned products changes from time to time as we acquire and sell them. Our inventory of consigned items for sale, including the style, price and current listings of consigned items, may be found on our Internet site which is updated as appropriate to consignments and sales. Our intention is to continue to acquire most of the products we sell on consignment from the artisans. Our Subsidiary is a consignment broker/retailer for individual artists of the western and southwestern part of the United States. The majority of the artists represented are Native American Indian. All art work is properly identified, cataloged and represented as to its origin. We do not have a retail gallery and do not contemplate establishing one in the foreseeable future.

     There are no contracts between us and the artisans. We accept the products with a simple consignment voucher setting forth the minimum sales price allowed by the artisan, the time frame of consignment and the designated percentage paid to the artisan from the sale price. Each voucher is substantially individual to each product and artisan. Our goal is to continue to provide a market for the Native American Indian artisans who cannot or are unable to encumber the expense of a retail location, but do not wish to sell their products to a wholesale business for resale. For a more

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detailed description of our proposed business  operations,  see "Part I, Item 2,
Plan of Operation," below.

     In February 1998, we sold and issued 50,000 shares of our no par preferred stock for an aggregate of $5,000 ($.10 per share). These shares of preferred stock were sold under the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

     In April 1998, we completed an offering of up to 4,000 Units (the "Units" or a "Unit"), each Unit consisting of 5,000 shares of our common stock, with a minimum purchase of five (5) Units. The Units and the shares included therein were offered to residents of the State of Colorado and non-U.S. resident foreign nationals under the exemption to registration provided by Regulation D, Rule 504, of the Securities Act of 1933, as amended, and Section 11-51- 308(1)(p) of the Colorado Securities Act. These common shares were sold by us, no underwriter was used and no sales commissions were paid. We sold and issued 1,980,000 shares of our no par common stock (396 Units) for total proceeds of $990.

     In December 2000, we retired 15,000 shares of our preferred stock with consent of our sole preferred shareholder.

Employees

     We have one full time employee, Ms. Patricia Manning, our President. From time to time and on an as needed basis, we may employ additional persons on a part-time basis. None of our employees are members of any union, nor have we entered into any collective bargaining agreements regarding our employees. Management believes that our relationship with our employees is satisfactory. It is anticipated that, in the event we are successful in implementing our business plan described herein, that additional employees will be retained in the future to handle this anticipated growth. These areas include administration and marketing.

Competition

     Our industry is highly competitive. We have and will continue to encounter competition from numerous other firms and established institutions, many of which are larger, have longer histories of operations and have greater financial, marketing and other resources than us. We compete with both manufacturers and wholesalers, including hundreds of small independent marketers, who market their products on a local basis. Further, we compete with large galleries who offer similar products. Throughout our designated regional sales market, Silver Nugget and M&M Rogers, Inc., manufacturers, and galleries such as Katrina's, are our principal competition, each of whom is active throughout the Southwestern United States. No assurances can be provided that we will be successful in our efforts to maintain market acceptance or

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that, even if successful,  will be able to attract  sufficient sales to make our operations commercially profitable.

Governmental Regulations

     We are not subject to any extraordinary governmental regulations. We believe we have obtained all necessary state and municipal retail licenses and permits.

Risk Factors

     Our business is subject to numerous risk factors, including the following:

     OUR INDEPENDENT AUDITORS HAVE EXPRESSED A GOING CONCERN OPINION. As a result of our losses from operations, as well as our accumulated deficit of $12,070 at February 28, 2001, lack of appreciable operating revenues and our minimal capital resources available to meet obligations which were normally expected to be incurred by similar companies, there is a substantial doubt about our ability to continue as a going concern and, as a result, our independent auditors have expressed their "going concern" opinion as to our ability to continue as a going concern in connection with their audits for the years ended February 29, 2000 and February 28, 2001. Our management believes that our cash flow requirements during fiscal 2001 can be met from our anticipated increase in revenues. There can be no assurance that we will realize such anticipated sales. In such event, unless we were to secure alternative financing, as to which there can be no assurance, we may have to cease operations.

     OUR OPERATIONS ARE SPECULATIVE. WE HAVE NOT CONDUCTED ANY MARKET RESEARCH, NOR DO WE HAVE A MARKETING ORGANIZATION. The success of the our plan of operation will depend to a great extent on the acceptance of our business premise by the general public. We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the business plan contemplated by us. Moreover, we do not have a marketing organization. Even in the event demand is identified for our products, there is no assurance we will be successful in generating profitable operations.

     WE ARE A DEVELOPMENT STAGE COMPANY, HAVE A LIMITED OPERATING HISTORY, WE ANTICIPATE CONTINUED LOSSES IN THE NEAR FUTURE AND FUTURE RESULTS ARE UNCERTAIN. We have only a limited operating history upon which an evaluation of our Company and our prospects can be based. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which we have begun to operate and whether there will be acceptance of our business model. We will be incurring costs to continue to develop and enhance our website, to establish marketing and distribution

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relationships,  and acquire additional  hardware and software and to enhance our existing administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, our business, results of operations and financial condition will be materially adversely affected. There can be no assurance that we will be able to generate sufficient revenues from the sales through our business to achieve or maintain profitability on a quarterly or an annual basis in the future. We expect negative cash flow from operations to continue, at least for the foreseeable future, as we continue to develop and market our business. If cash generated by operations is insufficient to satisfy our liquidity requirements, we may be required to sell debt or additional equity securities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Further, there can be no assurances that we will successfully be able to sell our securities in order to obtain additional capital.

     OUR BUSINESS PLAN IS DEPENDENT IN PART ON THE INTERNET AND THERE IS UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE. Use of the Internet by consumers is at an early stage of development and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. Our future success will depend, in part, on our ability to increase significantly revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased governmental regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to support effectively the growth that may occur, our business, results of operations and financial condition could be materially adversely affected.

     Our future success will be significantly dependent upon our ability to sell our products and to attract users and advertisers to our website. There can be no assurance that we will be attractive to a sufficient number of users to generate significant revenues. There can also be no assurance that we will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract a sufficient number of users to our web sites. If we are unable to develop Internet content that allows us to attract, retain and expand a loyal user base, our business, results of operations and financial condition will be materially adversely affected.

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     THERE IS A RISK OF CHANGES IN TECHNOLOGY. Our success will also depend upon our ability to develop and provide additional products. The delivery of our products on-line is, and will continue to be, like the Internet, characterized by rapidly changing technology, evolving industry standards, changes in customer requirements and frequent new service and product introductions. Our future success will depend, in part, on our ability to use effectively leading technologies to continue our technological expertise and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that we will so respond to these changing technological conditions.

     WE ARE SUBJECT TO SIGNIFICANT COMPETITION. Our industry is highly competitive. We have and will continue to encounter competition from numerous other firms and established institutions, many of which are larger, have longer histories of operations and have greater financial, marketing and other resources than us. No assurances can be provided that we will be successful in our efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make our operations commercially profitable.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than we can. There can be no assurance that we will be able to compete successfully against current or future competitors.

     OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including: the level of use of the Internet; Internet advertising; seasonal trends in Internet use, purchases and advertising placements; the addition or loss of advertisers; the level of traffic on our Internet site; the amount and timing of capital expenditures and other costs relating to the expansion of our Internet operations; the introduction of new sites and services by us or our competitors; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions; and economic conditions specific to the Internet and Internet media. Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations or investors in some future quarter.

     WE ARE DEPENDENT ON KEY PERSONNEL. Our performance is substantially dependent on the services of Patricia Manning, our President. Our success also depends on our ability to attract and retain

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additional qualified employees.  Competition for qualified personnel is intense.
There can be no assurance that we will be able to attract and retain key personnel. The loss of Ms. Manning or more key employees could have a material adverse affect on our future operations.

     We believe our future success will also depend in large part upon our ability to attract and retain highly skilled management, technical engineers, sales and marketing, finance and technical personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly technical engineers and sales personnel, could have a material adverse affect on our business, results of operations and financial condition.

     WE ARE DEPENDENT ON THIRD PARTIES FOR INTERNET OPERATIONS AND PRODUCT DELIVERIES. Our ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to our Internet sites through hypertext links are critical to the success of our Internet operations. We also rely on the cooperation of owners of Internet search services and on our relationships with third party vendors of Internet development tools and technologies. There can be no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms, or at all. If we are unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if our competitors are better able to leverage such relationships, our business, results of operations and financial condition will be materially adversely affected.

     We are also  dependent  on third party  fulfillment  companies  for product deliveries. Any pattern of repeated failures by a third party fulfillment company to make timely and correct deliveries would discourage existing customers from placing additional orders with us and could discourage prospective customers from initially ordering from us. Management believes that there are two ways to alleviate such a problem: (1) by turning to alternative third party fulfillment companies for a specific product, or (2) by stocking our own inventory of popular products. However, this action would increase our costs and also expose us to the risk of stocking the "wrong" inventory to meet customer demands, so management will turn instead to the first alternative. There can be no assurance that products will be available at acceptable prices and other terms from these alternative third party fulfillment companies.

     WE MAY NEED ADDITIONAL CAPITAL WITH WHICH TO IMPLEMENT OUR BUSINESS PLAN AND THERE IS NO AGREEMENT WITH ANY THIRD PARTY TO PROVIDE SUCH CAPITAL IF NEEDED. Based on current levels of operations and planned growth, we anticipate that we will not require infusion of additional

                                                                               8

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capital to accomplish our business objectives  described herein.  However, if we require additional funding or determine it appropriate to raise additional funding during such period, there is no assurance that adequate funds, whether through additional equity financing, debt financing or other sources, will be available when needed or on terms acceptable to us. Further, any such funding may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources when needed would have a material adverse affect on our business, results of operations and financial condition.

     THE INTERNET MAY BECOME SUBJECT TO SIGNIFICANT GOVERNMENT REGULATIONS IN THE FUTURE WHICH COULD NEGATIVELY IMPACT OUR PROPOSED BUSINESS. We are not currently subject to direct federal, state, or local regulation and laws or regulations applicable to access to, or commerce on, the Internet, other than regulations applicable to business generally. However, due to the increasing popularity and use of the Internet and other on-line services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other on-line services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our products or increase the cost of doing business or in some other manner have a material adverse affect on our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. We do not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of our business nor have any claims been filed by any state implying that we are subject to such legislation. There can be no assurance, however, that a state will not attempt to impose these regulations upon us in the future or that such imposition will not have a material adverse affect on our business, results of operations and financial condition.

     Several states have also proposed legislation that would limit the uses of personal user information gathered on-line or require on-line services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one on-line service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these

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issues could create  uncertainty in the marketplace that could reduce the demand for our products or increase our costs of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse affect on our business, results of operations and financial condition. In addition, because our products are accessible worldwide, and we may facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in Colorado and failure by us to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse affect on our business, results of operations and financial condition.

     WE MAY BECOME LIABLE FOR SALES AND OTHER TAXES IN THE FUTURE. We do not currently collect sales or other similar taxes in respect of the delivery of our products into states other than Colorado where we collect sales taxes for sales of tangible products. New state tax regulations may subject us to the assessment of sales and income taxes in additional states. Although the Internet Tax Freedom Act precludes for a period of three years the imposition of state and local taxes that discriminate against or single out the Internet, it does not impact currently existing taxes. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet retailing and are currently considering an agreement with certain of these companies regarding the assessment and collection of sales taxes. We are not a party to any such discussions.

     THE SUCCESS OF OUR ANTICIPATED FUTURE GROWTH IS DEPENDENT UPON OUR ABILITY TO SUCCESSFULLY MANAGE THE GROWTH OF OUR PROPOSED OPERATIONS. We expect to experience significant growth in the number of employees and the scope of our operations. Our future success will be highly dependent upon our ability to successfully manage the expansion of our operations. Our ability to manage and support our growth effectively will be substantially dependent on our ability to implement adequate improvements to financial and management controls, reporting and order entry systems and other procedures and hire sufficient numbers of financial, accounting, administrative and management personnel. Our expansion, and the resulting growth in the number of our employees, will result in increased responsibility for both existing and new management personnel. There can be no assurance that we will be able to identify, attract and retain experienced accounting and financial personnel. Our future operating results will depend on the ability of our management and other key employees to implement and improve our systems for operations, financial control and information

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management, and to recruit, train, and manage our employee base. There can be no assurance that we will be able to achieve or manage any such growth successfully or to implement and maintain adequate financial and management controls and procedures. Any inability to do so would have a material adverse affect on our business, results of operations and financial condition.

     Our future success depends upon our ability to address potential market opportunities while managing expenses to match our ability to finance operations. This need to manage our expenses will place a significant strain on our management and operational resources. If we are unable to manage expenses effectively, our business, results of operations and financial condition will be adversely affected.

     THERE IS NO TRADING MARKET FOR OUR SECURITIES. As of the date of this Registration Statement, there is no public market for our securities. Our management anticipates that we may file an application to list our common stock for trading on the OTC Bulletin Board, or some other national stock exchange, once we qualify pursuant to the established listing standards. However, there can be no assurance that our common stock will be approved for listing on OTC Bulletin Board or any other national stock exchange, nor can there be any assurance that any market will develop for our securities in the future or, if developed, that it will continue. In the absence of a public trading market, our current shareholders will have difficulty liquidating their respective holdings in our Company.

     IF OUR COMMON STOCK IS APPROVED FOR TRADING, THERE ARE POTENTIAL ADVERSE EFFECTS ON THE MARKET FOR OUR SECURITIES. The Securities and Exchange Commission has adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The foregoing required penny stock restrictions will not apply to our securities in the event such securities are approved for listing on AMEX or NASDAQ or other national stock exchanges and have certain price and volume information provided on a current and continuing basis. There can be no assurances that our securities will qualify for exemption from these restrictions if a market ever develops for our securities. If such a market does develop and our securities were subject to the rules on penny stocks, the market liquidity for our securities could be severely adversely affected.

     INVESTORS SHOULD NOT EXPECT TO RECEIVE A DIVIDEND IN THE FUTURE. No dividend has been paid on any of our securities since inception and none is contemplated at any time in the foreseeable future.

Item 2.  Plan of Operation

     Our plan of operation during the next twelve months is to initiate a modest advertising campaign to acquire on consignment and market the following merchandise:

1. Kachina Dolls and other carvings by Native American Indian carvers of the Hopi Indian Tribe;
2. Silver jewelry made by southwestern Native American Indian silversmiths;
3.       Beaded items with southwestern styling;
4.       Southwestern U.S. style pottery and glass items; and
5.       Unique crafts designed and manufactured in the southwestern
         United States.

     Our products will be and currently are being sold on our Internet site, www.saguarosky.com, and in special art exhibits, street fairs and western arts and crafts shows throughout our current target markets consisting of the Rocky Mountain states of Colorado, New Mexico, Arizona, Utah, Wyoming, Idaho, and Montana.

     Our products are generally hand made, individual and unique. Our inventory of consigned products changes from time to time as we acquire and sell them. Our inventory of consigned items for sale, including the style, price and current listings of consigned items, may be found on our Internet site which is updated as appropriate to consignments and sales. Our intention is to continue to acquire most of the products we sell on consignment from the artisans. Our Subsidiary is a consignment broker/retailer for individual artists of the western and southwestern part of the United States. The majority of the artists represented are Native American Indian. All art work is properly identified, cataloged and represented as to its origin. We do not have a retail gallery and do not contemplate establishing one in the foreseeable future.

     There are no contracts between us and the artisans. We accept the products with a simple consignment voucher setting forth the minimum sales price allowed by the artisan, the time frame of consignment and the designated percentage paid to the artisan from the sale price. Each voucher is substantially individual to each product and artisan. Our goal is to continue to provide a market for the Native American Indian artisans who cannot or are unable to encumber the expense of a retail location, but do not wish to sell their products to a wholesale business for resale.

     We have made application to join the Indian Arts and Crafts Association ("IACA") and abide by their code of ethics. The IACA is a not-for-profit organization established in 1974 to support the ethical promotion and protection of authentic Native American art and culture. IACA works to stop fraud and abuse within the market for Indian art through education, publicity, authentication and use of its logo to indicate certified ethical businesses. IACA sponsors the largest wholesale trade shows of handmade Indian art in the world twice annually. Members include Native American artists, wholesale and retail dealers, museums, collectors and others who support the goals of the organization and has more than 700 members in the United States, Canada, Germany, Japan, Italy and Australia.

     Based on our current sales activities, we see our business evolving into two market categories, including:

         (a) High-end southwestern art and crafts and authentic Indian art for sale on the Internet.
         (b) Direct sales by "Hostess Party" of manufactured sterling silver jewelry.

High end market

     One of the problems associated with the advancement of this aspect of the business is the development of relationships with new artists and the acquisition of their products. Because we are dealing with individual artists who do not always have an established commercial outlet, it takes time to develop a relationship of trust with them. Our standards are extremely high and the work we choose to showcase will reflect those standards. The Indian Arts and Crafts Association hosts two shows annually and attending these shows should provide an opportunity to meet with the artists that are members and develop contacts for additional consignment and purchase. We will also continue to develop existing contacts in the Native American Indian community by going directly to the artists on their respective reservation. We have recently been invited to visit the Hopi reservation in Arizona to continue this effort.

     Of great interest to collectors of Native American Indian art are items known as "old pawn." Old pawn describes items that have been used as collateral for loans. These items are usually pawned at trading posts near or on the reservation. We recognize that great care must be taken in the purchase of these items, as authenticity is the prime concern, i.e. artist, materials and date of creation. Due to customer interest in old pawn we continue to search for and acquire these items.

     At the present time our sales are primarily in the targeted states. We have been told that many purchasers and collectors in Germany and Japan have an unusually high interest in the art of the southwestern United States, and in particular the Native American Indian art. We are in the process of revising our website to directly target this market in Japan and Germany.

     In order to reach an international market, we have concentrated much of our effort on the creation and maintenance of our website, www.saguarosky.com. We have contracted with Bigstep.com to host our site, which includes an extensive catalogue of our merchandise. In order to be successful on the Internet, customers must be able to purchase directly from our site. Towards that end, we have arranged with CardService International to enable credit card purchases. In order to insure that potential customers can find us, we have instituted an Internet search engine registration program which notifies over 100 search providers of our keywords and pertinent information. This has turned out to be a slow process, as some providers take up to six weeks to update their databases.

Hostess Party Plan

     In seeking additional venues for the sale of our products, we have determined that the method commonly known as the "Tupperware Method" works very well for the sale of manufactured sterling silver jewelry. In this method, an individual (hostess) invites friends and neighbors to their home for the occasion. One of our distributors brings a variety of jewelry for direct sale. In return for hosting the party, the hostess receives 10% of the gross sales in product. Historically, these gatherings consist of between 10 and 20 people.

     As this portion of our business grows, we plan to create a category of "licensed distributor" who will have a direct relationship with us. These distributors will organize and conduct the parties in their local geographical area. To date we have made contacts with persons in Kansas, South Dakota, Virginia and Maryland who have indicated an interest in becoming licensed distributors. No distributors have been licensed at the date of this Registration Statement and there can be no assurances that such licenses will be issued in the future, and we cannot provide assurances as to the terms of these licenses. We have not yet established written provisions of a licensing agreement for such licensed distributors.

Item 3.  Description of Property

     We operate from our offices at 2221 Lafayette Street, Denver, Colorado 80205. This space is provided to us on a rent free basis by Ms. Manning, an officer and director of our Company and it is anticipated that this arrangement will remain until such time as the Company expands, of which there is no assurance. This space consists of approximately 500 square feet of executive office space. Our management expects that we will require additional space if and when our operations expand as described herein, of which there can be no assurance. In this regard, we have not undertaken any efforts to identify any additional or new office space.

     We have no other properties and have no agreements to acquire any other properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The table below lists the beneficial ownership of our Company's voting securities by each person known by us to be the beneficial owner of more than 5% of our common stock, as well as our securities beneficially owned by all of our directors and officers. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and            Amount and
                   Address of            Nature of
Title              Beneficial           Beneficial     Percent of
of Class              Owner               Owner           Class
--------    -------------------------   ----------     ----------

Common      Patricia L. Manning(1)         45,000          2.1%
            2221 Lafayette Street
            Denver, Colorado 80205

Common      Gary G. Clark(1)               59,700          2.7%
            1530 S. Eudora St.
            Denver, CO 80222

                    Name and            Amount and
                   Address of            Nature of
Title              Beneficial           Beneficial     Percent of
of Class              Owner               Owner           Class
--------    -------------------------   ----------     ----------

Common      All Officers and Directors    104,700          4.8%
            as a Group (2 persons)
------------------
(1) Officer and director of our Company.

     The balance of our outstanding common shares are held by 37 persons.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and officers of our Company are as follows:

        Name             Age                  Position
--------------------     ---       ------------------------------

Patricia L. Manning      50        President and a director
Gary G. Clark            60        Secretary and a director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Our Officers serve at the will of our Board of Directors. There is no family relationship between any of our executive officers and directors.

Resumes

     Patricia L. Manning has served as our President and a director of our Company since December 2000. She is also the president of our subsidiary, Saguaro Sky, Ltd., a position she has held since the inception of our Subsidiary in May 2001. Since May 2000, she has conducted a personal, proprietary business of designing and making beaded shoes and bags and other items, which she sells to us on a consignment basis, consistent with the terms of other persons from whom we acquire our merchandise. Since 1985, she has been employed by Education Centers of Colorado, Inc., a privately held computer school in Denver, Colorado, where, since 1987, she has been the Executive Director. From 1980 to 1985 she was a Classroom Educator for Adams County Junior High School in Adams County, Colorado. In this capacity she was engaged in curriculum development for Adams County District Gifted and Talented, History and Geography, District development of Social Studies curriculum, and development and implementation of the Native American studies program. From 1979 to 1980 she was the Assistant Director at

Beacon Country Day School, a private grammar school in Denver, Colorado. From 1976 to 1979 she was the Director and Head Teacher at Sebastian High School, a private high school. From 1974 to 1975 she was a classroom educator at Colorado Springs Community School teaching Social Studies and Spanish. From 1974 to 1976 she was one of the founding partners of TP Turquoise, Colorado Springs, a privately held native art dealer. From 1973 to 1999, Ms. Manning represented several Native American artists as an independent art broker. Ms. Manning received a B.A. Degree from South Dakota State University in History, Speech, and Education in 1973. In 1985, Ms. Manning engaged in graduate studies at the University of Colorado and University of Northern Colorado. She devotes approximately 90% of her time to our business.

     Gary G. Clark has held his positions with our Company since December 2000. He has also been a business executive, mortgage loan officer and retail sales person. Since April 1999, he has been employed as Senior Sales Associate by Circuit City Stores. His business experience includes management of retail and wholesale companies, personnel training, customer service, inventory control, real estate sales and investment opportunities. From August 1996 to April 1999, Mr. Clark served as a director and president of Applied Capital Funding, Inc, a mortgage brokerage in Denver, Colorado. From 1992 to November 1994, he was a mortgage banker with Hilliscot Group, Inc., Denver, Colorado. From 1990 to 1993, he was Sales Manager for Mobile Telecommunications, Inc. From 1982 to 1990, he was Sales Manager for InterLink Communications of Colorado. From 1977 to 1982, he was Regional Sales Manager for Westinghouse Corporation in the Rocky Mountain region. From 1967 to 1977, he was the President and General Manager for Bragdon Appliance Company, a Denver based retailer. His education includes a degree in Business Administration from the University of Colorado with advanced studies at Notre Dame University, Westinghouse Learning Foundation, and Jones Real Estate College. He devotes only such time as necessary to our business, which is expected to be approximately 25% of his business time.

Item 6.  Executive Compensation

                           SUMMARY COMPENSATION TABLE

                                             Long Term Compensation
                                          ----------------------------

                   Annual Compensation          Awards         Payouts
                  ---------------------   -------------------- -------

                                                    Securities
                                 Other                 Under-            All
Name                             Annual   Restricted   lying            Other
and                              Compen-     Stock    Options/  LTIP   Compen-
Principal         Salary  Bonus  sation     Award(s)    SARs   Payouts sation
Position    Year   ($)     ($)    ($)        ($)        (#)      ($)     ($)
----------  ----  ------  -----  ------    --------   -------  ------- ------

Gerald A.
Mulhall,    2000  $    0  $   0  $    0    $      0   $     0  $     0 $    0
President   1999  $    0  $   0  $    0    $      0   $     0  $     0 $    0

     Our current President, Patricia L. Manning, assumed her position with us in December 2000. Commencing February 1, 2001, our officers began receiving a salary of $500 per month, plus commissions. In addition to her salary, Ms. Manning will receive a commission of 10% of the gross sales of the Subsidiary, Saguaro Sky, Ltd. She also receives a commission from sales of any items which she produces and which are sold by us on a consignment basis.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions

     We currently operate from our offices at 2221 Lafayette Street, Denver, Colorado 80205. This space is provided to us by Patricia Manning, one of our officers and directors. We are not obligated to pay a monthly rental charge to Ms. Manning. It is anticipated that this arrangement will remain for the foreseeable future. We accrued a monthly rental charge of $100 for rent from March 1998 through February 1999.

     There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8.  Description of Securities

     We are authorized to issue 50,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. We currently have 2,180,000 common shares issued and outstanding and 50,000 shares of our preferred stock issued and outstanding. All stock of our Company, whether common or preferred, shall be issued only upon the receipt of the full consideration fixed for the issuance of such stock. Such stock once issued, shall be fully paid and nonassessable.

     Common Stock. All shares of our common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect our entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of our liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of our common stock issued and outstanding are fully-paid and nonassessable. Holders of our common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by our Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of preferred stock may be issued from time to time in one or more series as may be determined by our Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by our Board of Directors, except that no holder of preferred stock shall have preemptive rights.

     We currently have 35,000 shares of our Series A Preferred Stock outstanding. The shares of preferred stock are non-voting shares. The holders of record of the preferred stock are entitled to cash dividends in the amount of fifty percent (50%) of the adjusted gross annual profit to be paid at the direction of our Board of Directors. Dividends payable on the preferred stock must be paid or set apart for payment before any dividends may be declared and paid on the common stock with respect to the same time period.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of our Company, the holders of record of the outstanding preferred stock shall be entitled to fifteen percent (15%) of our assets as reflected on the most recent balance sheet. After payment to the holders of the preferred stock of the amount payable to them as above set forth, the remaining assets of our Company shall be payable to, and distributed ratably among, the holders of record of the common stock. Our Board of Directors does not plan to issue any additional shares of preferred stock in the foreseeable future, unless the issuance thereof shall be in our best interests.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     (a) Market Information. There is presently no trading market for our outstanding securities. In this regard, we expect to file an application to trade our common stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. upon the effectiveness of this Registration Statement. While our management is optimistic that our application will be approved in the future, there can be no assurances that said application will be so approved.

     (b) Holders. There are thirty nine (39) holders of our common stock and one
(1) holder of our Series A Preferred Stock.

     (c) Dividends. We have not paid any dividends on our common or preferred stock. We do not foresee that we will have the ability to pay a dividend on either our common or preferred stock in the fiscal year ended February 28, 2002, unless our business increases substantially, of which there can be no assurance and management elects to do so, of which there can be no assurance.

Item 2.  Legal Proceedings

     There are no material legal proceedings which are pending or have been threatened against us of which management is aware.

Item 3.  Change in and Disagreements with Accountants

     None.

Item 4.  Recent Sales of Unregistered Securities

     We have not issued any shares of either our common or preferred stock during the two year period prior to the date of this Registration Statement.

     At the date of this Registration Statement, 2,180,000 shares of no par common stock and 35,000 shares of no par preferred stock are issued and outstanding.

Item 5.  Indemnification of Directors and Officers

     So far as permitted by the Colorado Business Corporation Act, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been our directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

     Our audited financial statements for our fiscal year ended February 28, 2001, appear on the pages following.

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                     (A Company in the Developmental Stage)

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                     FEBRUARY 28, 2001 AND FEBRUARY 29, 2000
                               AND THE PERIOD FROM
                            INCEPTION (JULY 19, 1996)
                            THROUGH FEBRUARY 28, 2001

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                     (A Company in the Developmental Stage)

                                TABLE OF CONTENTS



                                                                            Page

Independent Auditors' Reports                                               3-4

Balance Sheets                                                                5

Statements of Operations                                                      6

Statements of Changes in Shareholders' Equity                                 7

Statements of Cash Flows                                                      8

Notes to Financial Statements                                              9-13

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
Saguaro Industries, Ltd. (formerly Sheffield Rounds, Ltd.)
(A Company in the Development Stage)

We have audited the accompanying balance sheets of Saguaro Industries, Ltd. and Subsidiary (formerly Sheffield Rounds, Ltd.) (a Company in the Development Stage) as of February 28, 2001 and February 29, 2000, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended and the 2000 and 2001 amounts included in the cumulative amounts from July 19, 1996 (inception) to February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saguaro Industries, Ltd. and Subsidiary (formerly Sheffield Rounds, Ltd.) (a Company in the Development Stage) as of February 28, 2001 and February 29, 2000, and the results of its operations and its cash flows for the years then ended and the 2000 and 2001 amounts included in the cumulative amounts from July 19, 1996 (inception) to February 28, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and has accumulated a deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                         SPICER, JEFFRIES & CO.

Denver, Colorado
May 9, 2001

                          INDEPENDENT AUDITOR'S REPORT




We have audited the accompanying balance sheet of Saguaro Industries, Ltd. (formerly Sheffield Rounds, Ltd.) (a Developmental Stage Company), at February 28, 1999 (not separately included herein), and the related statement of operations, shareholders' equity, and cash flows for the fiscal years ended February 28, 1999 and 1998 and the period July 19, 1996 (inception) through February 28, 1999 (not separately included herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Saguaro Industries, Ltd. (formerly Sheffield Rounds, Ltd.) at February 28, 1999 and the results of its operations and its cash flows for the fiscal years ended February 28, 1999 and 1998 and the period July 19, 1996 (inception) through February 28, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company is in the development stage and has no significant operations. The lack of sufficient working capital to operate raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in the Notes. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
April 22, 1999



                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                           CONSOLIDATED BALANCE SHEETS


                                                                    February 28,  February 29,
                        ASSETS                                          2001          2000
                        ------                                      ------------  ------------
CURRENT ASSETS:
  Cash                                                              $     21,992  $        366
  Inventory at lower of cost or market                                     1,176             -
                                                                    ------------  ------------
                Total current assets                                $     23,168           366

GOODWILL - net of accumulated amortization of $519                         3,632             -
                                                                    ------------  ------------
                Total assets                                        $     26,800  $        366
                                                                    ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
  Accounts payable                                                  $      1,819  $      1,250
  Due to related party                                                       800           800
  Other accrued liabilities                                                  161             -
                                                                    ------------  ------------
                Total current liabilities                           $      2,780  $      2,050
                                                                    ------------  ------------
SHAREHOLDERS' EQUITY (Note 2):
  Preferred stock, no par value, 5,000,000 shares authorized;
    35,000 and 50,000 shares issued and outstanding, respectively   $     35,000  $      5,000
  Common stock, no par value, 50,000,000 shares
    authorized; 2,180,000 shares issued and outstanding                    1,090         1,090
  Deficit accumulated during the development stage                       (12,070)       (7,774)
                                                                    ------------  ------------
                Total shareholders' equity                                24,020         1,684
                                                                    ------------  ------------
                Total liabilities and shareholders' equity          $     26,800  $        366
                                                                    ============  ============


        The accompanying notes are an integral part of these statements.




                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                            Period From
                                                                             Inception
                                                                           July 19, 1996
                                       Year Ended         Year Ended          Through
                                    February 28, 2001  February 29, 2000  February 28, 2001
                                    -----------------  -----------------  -----------------
SALES REVENUE                       $             252  $               -  $             252

COST OF GOODS                                     221                  -                221
                                    -----------------  -----------------  -----------------
         Gross Profit                              31                  -                 31
                                    -----------------  -----------------  -----------------
OPERATING EXPENSES:
    Accounting                                    420              1,500              4,670
    Legal                                           -                250                250
    General and administrative                  2,045                 74              2,349
    Stock transfer                              1,340              1,770              3,110
    Occupancy (Note 3)                              -                  -              1,200
    Amortization of goodwill                      519                  -                519
                                    -----------------  -----------------  -----------------
         Total operating expenses               4,324              3,594             12,098
                                    -----------------  -----------------  -----------------
OPERATING LOSS                                 (4,293)            (3,594)           (12,067)

OTHER EXPENSE - interest                            3                  -                  3
                                    -----------------  -----------------  -----------------
NET LOSS                            $          (4,296) $          (3,594) $         (12,070)
                                    =================  =================  =================
BASIC AND FULLY DILUTED NET LOSS
    PER COMMON SHARE (Note 1)       $               *  $               *
                                    =================  =================

WEIGHTED-AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING               2,180,000          2,180,000
                                    =================  =================




* less than $.01 per share


        The accompanying notes are an integral part of these statements.



                                              SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                                                (formerly Sheffield Rounds, Ltd.)
                                               (A Company in the Development Stage)

                                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                       JULY 19, 1996 (INCEPTION) THROUGH FEBRUARY 28, 2001

                                                                                                          Deficit
                                                                                                        Accumulated
                                                                                            Additional  During the
                                                       Preferred Stock     Common Stock       Paid-in   Development
                                                        Shares  Amount    Shares    Amount    Capital      Stage       Total
                                                        ------  -------  ---------  ------  ----------  -----------  ---------
BALANCES, July 19, 1996 and February 28, 1997                -  $     -          -  $    -  $        -  $         -  $       -
 Common shares sold in a private offering,
   February 3, 1998                                          -        -    200,000     100           -            -        100
 Sale preferred shares, February 5, 1998                50,000    5,000          -       -           -            -      5,000

  Net loss                                                   -        -          -       -           -         (175)      (175)
                                                        ------  -------  ---------  ------  ----------  -----------  ---------
BALANCES, February 28, 1998                             50,000    5,000    200,000     100           -         (175)     4,925
 Common shares sold in a private offering,
   April, 1998                                               -        -  1,980,000     990           -            -        990

  Net loss                                                   -        -          -       -           -       (4,005)    (4,005)
                                                        ------  -------  ---------  ------  ----------  -----------  ---------
BALANCES, February 28, 1999                             50,000    5,000  2,180,000   1,090           -       (4,180)     1,910

  Net loss                                                   -        -          -       -           -       (3,594)    (3,594)
                                                        ------  -------  ---------  ------  ----------  -----------  ---------
BALANCES, February 29, 2000                             50,000    5,000  2,180,000   1,090           -       (7,774)    (1,684)
 Return of 15,000 preferred shares and contribution of
  $30,000 by preferred shareholder, December 11,
   2000                                                (15,000)  30,000          -       -           -            -     30,000

Net loss                                                     -        -          -       -           -       (4,296)    (4,296)
                                                        ------  -------  ---------  ------  ----------  -----------  ---------
BALANCES, February 28, 2001                             35,000  $35,000  2,180,000  $1,090  $        -  $   (12,070) $  24,020
                                                        ======  =======  =========  ======  ==========  ===========  =========

        The accompanying notes are an integral part of these statements.




                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                            Period From
                                                                                             Inception
                                                                                          (July 19, 1996)
                                                       Year Ended         Year Ended           Through
                                                    February 28, 2001  February 29, 2000  February 28, 2001
                                                    -----------------  -----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                          $          (4,296) $          (3,594) $         (12,070)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
  Amortization                                                    519                  -                519
  Increase in inventory                                          (756)                 -               (756)
  (Decrease) increase in accounts payable                         (31)                50              1,219
  Increase in other accrued liabilities                           161                  -                161
                                                    -----------------  -----------------  -----------------
         Net cash used in operating  activities                (4,403)            (3,544)           (10,927)
                                                    -----------------  -----------------  -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of subsidiary, net of cash received                 (3,971)                 -             (3,971)
                                                    -----------------  -----------------  -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in due to related party                       -                800                800
  Issuance of preferred stock                                       -                  -              5,000
  Issuance of common stock                                          -                  -              1,090
  Capital contributed - preferred shareholder                  30,000                  -             30,000
                                                    -----------------  -----------------  -----------------
         Net cash provided by financing activities             30,000                800             36,890
                                                    -----------------  -----------------  -----------------
NET INCREASE (DECREASE) IN CASH                                21,626             (2,744)            21,992

CASH, at beginning of period                                      366              3,110                  -
                                                    -----------------  -----------------  -----------------
CASH, at end of period                              $          21,992  $             366  $          21,992
                                                    =================  =================  =================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
The Company purchased all of the capital stock of Saguaro Sky,
Ltd. for $6,000.  In conjunction with the acquisition, liabilities were assumed as follows:

         Fair Value of assets acquired  $     2,449
         Goodwill                             4,151
         Cash paid for capital stock         (6,000)
                                        -----------
             Liabilities assumed        $       600
                                        ===========

        The accompanying notes are an integral part of these statements.


                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS




NOTE 1-     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Organization, Business and Basis of Presentation
------------------------------------------------

Saguaro Industries, Ltd. ("Saguaro") (formerly Sheffield Rounds, Ltd.) was incorporated in the state of Colorado on July 19, 1996, and is in the development stage. Activities through February 28, 2001 include organization of the Company and the raising of equity capital. On December 4, 2000, the Company acquired all of the outstanding common stock of Saguaro Sky, Ltd. ("Sky") for $6,000. Prior to the acquisition, Sky had minimal operations. Sky was incorporated in the state of Colorado on May 23, 2000. Sky engages in the business of sales and marketing of southwestern art jewelry and Native American Indian arts and crafts. The acquisition was accounted for under the purchase method.

The consolidated financial statements include Saguaro and its wholly-owned subsidiary, Sky, from the date of acquisition (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Inventory
---------

Inventory is valued at the lower of cost on market.

Cash Flows
----------

For purposes of reporting cash flows, cash includes those investments which are short-term in nature (three months or less to original maturity), are readily convertible to cash, and represent insignificant risk of changes in value.

Reclassification
----------------

Certain prior year amounts have been reclassified to conform to the current year presentation.

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



NOTE 1-     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            (continued)

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
-----------------------------------

The Company's financial instruments, including cash, accounts payable and other liabilities are carried at amounts that approximate fair value.

Net Loss Per Share of Common Stock
----------------------------------

Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period.

Income Taxes
------------

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Goodwill
--------

Goodwill is amortized on a straight-line basis over a period of two years.

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 2-     SHAREHOLDERS' EQUITY

Preferred stock
---------------

The Company has the authority to issue 5,000,000 shares of preferred stock, no par value. On February 5, 1998, the Company sold 50,000 shares of its preferred stock in connection with a private offering for proceeds of $5,000. The directors have assigned the following preferences to the issued and outstanding shares of preferred stock: i) non-voting, ii) holders of the stock as a group have a right to receive, pro rata, a mandatory dividend of 10 percent of the Company's adjusted gross profit as reflected on its annual corporate income tax return, and iii) upon dissolution or winding up of the Company, 10 percent of the assets of the Company shall be distributed on a pro rata basis to the holders of preferred stock prior to division and distribution of assets to the holders of the Company's common stock.

Common Stock
------------

The Company has the authority to issue 50,000,000 shares of common stock, no par value. On February 3, 1998, the Company sold 200,000 shares of its common stock in connection with private offerings for proceeds of $100. In April 1998 the Company offered for sale up to 4,000 units ("Units"), based on a best efforts basis to Colorado residents and non-United States citizens only. Each unit is comprised of 5,000 shares of no par value common stock. The minimum purchase was 5 Units for a total offering of $10,000. The shares of common stock contained in the Units were issued pursuant to an exemption from registration under Section 3(b) and Regulation D, Rule 504, of the Securities Act of 1933, as amended, and to an exemption to registration provided by Section 11-51-308(L)(p) of the Colorado Securities Act. They sold 396 Units, or 1,980,000 shares of stock for proceeds of $990.


NOTE 3-     RELATED PARTY TRANSACTIONS

The Company has accrued $1,200 for office space provided by an officer of the Company from March 1, 1998 through February 28, 1999. Since then, the Company has been dormant. The Company expects to begin accruing for rent once operations commence.

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 4-     COMMITMENTS AND CONTINGENCIES

The Company has suffered recurring losses from operations and has accumulated a deficit of $12,070 as of February 28, 2001 that raise substantial doubt about its ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the Company attaining and maintaining profitable operations and raising additional capital. The Company's management intends to obtain working capital through additional equity offerings or through the issuance of debt instruments. The financial statements do not include any adjustments relating to the recovery and classification of liabilities that might be necessary should the Company discontinue operations.


NOTE 5 -    INCOME TAXES

At February 28, 2001, the Company has an unused net operating loss carryforwards of approximately $11,000 for income tax purposes, expiring through 2021. This net operating loss carryforward may result in future income tax benefits of approximately $2,200; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and certain expenses deducted for financial reporting purposes and the amounts used for income tax purposes.

The benefit for income taxes is less than the maximum statutory federal income tax rate of 34% primarily due to progressive statutory rates.

Significant components of the Company's deferred tax liabilities and assets as of February 28, 2001 and February 29, 2000 are as follows:

                                                             2001        2000
                                                          ---------   ---------
             Deferred tax liabilities                     $       -   $       -
                                                          =========   =========

             Deferred tax assets:
             Net operating loss/carryforwards             $   2,100   $   1,270
             Temporary differences                              100           -
                                                          ---------   ---------
             Total deferred tax assets                        2,200       1,270
             Valuation allowance for deferred tax assets     (2,200)     (1,270)
                                                          ---------   ---------
                                                          $       -   $       -
                                                          =========   =========

The valuation allowance for deferred tax assets was increased by $930 and $710 during 2001 and 2000 respectively.

                     SAGUARO INDUSTRIES, LTD. AND SUBSIDIARY
                        (formerly Sheffield Rounds, Ltd.)
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Concluded)

NOTE 6 - ACQUISITION

On December 4, 2000, the Company purchased all of the outstanding common stock of Sky in exchange for $6,000 cash. The excess of the purchase price over the fair value of the assets, in the amount of $4,151, has been allocated to goodwill and is being amortized on the straight-line method over 24 months. Amortization expense of $518 has been recorded against the goodwill in the accompanying consolidated financial statements for the year ended February 28, 2001. The Company has recorded the transaction as a purchase in accordance with Accounting Principles Board Opinion No. 16. The accompanying consolidated financial statements include the results of operations of Sky from the date of the acquisition, December 4, 2000 through February 28, 2001.

The  following  unaudited  pro  forma  condensed   consolidated   statements  of
operations gives effect to the acquisition of Sky as if it had occurred at the beginning of the periods presented.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      For the Year Ended February 28, 2001

                                                                             Pro Forma
                                            Saguaro     Sky    Adjustments  Consolidated
                                          ----------  -------  -----------  ------------
Sales.....................................$        -  $ 1,207  $         -  $      1,207
Other revenue.............................$        -  $    40  $         -  $         40
Cost of sales.............................$        -  $   799  $         -  $        799
Operating expenses........................$    3,600  $ 1,692  $     1,038  $      6,330
Loss from operations......................$   (3,600) $(1,244) $    (1,038) $     (5,882)
Interest expense..........................$       (3) $     -  $         -  $         (3)
Net loss..................................$   (3,603) $(1,244) $    (1,038) $     (5,885)
Net loss per share - basic and diluted....$        *  $  (.21) $      (.17) $          *
Basic and diluted common shares
outstanding............................... 2,180,000    6,000       (6,000)    2,180,000

* Less than $.01 per share

The consolidated financial statements of Saguaro include the results of operations of Sky for the period from December 5, 2000 through February 28, 2001. The financial information of Sky presented in the pro forma statement includes the results of operations for Sky for the period from inception (May 23, 2000) through February 28, 2001. The adjustment is for increasing amortization expense by $1,038 resulting from the goodwill as if it had been amortized since the period from inception of Sky.

                                    PART III

Item 1.  Exhibit Index

No.                                                                   Sequential
---                                                                     Page No.
                                                                        -------
(3)      Articles of Incorporation and Bylaws

         3.1  Articles of Incorporation                                   37

         3.2  Amendment and Restatement of
              the Articles of Incorporation                               44

         3.3  Bylaws                                                      51

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned.

                                        SAGUARO INDUSTRIES, INC.



                                        By: s/ Patricia L. Manning
                                           ------------------------------
                                           Patricia L. Manning, President

Date: June 20, 2001

                            SAGUARO INDUSTRIES, LTD.
                         -----------------------------

                                   EXHIBIT 3.1
                         -----------------------------

                            ARTICLES OF INCORPORATION

                         -----------------------------

                            ARTICLES OF INCORPORATION
                                                            FILED COPY
                                       OF

                             SHEFFIELD ROUNDS, LTD.

     KNOW ALL MEN BY THESE PRESENTS that the undersigned Incorporator, being a natural person of the age of eighteen years of age or older and desiring to form a body corporate under the laws of the State of Colorado, does hereby sign, verify and deliver in duplicate to the Secretary of State of the State of Colorado these Articles of Incorporation:

                                    ARTICLE I
                                      Name
                                      ----

     The name of the Corporation is SHEFFIELD ROUNDS, LTD.    961095336 C $50.00
                                                              SECRETARY OF STATE
                                                              07-19-96   11:11
                                   ARTICLE II
                                    Purposes
                                    --------

     This Corporation is organized for the purpose of transacting any and all lawful activities or business for which corporations may be formed under Articles 101 to 117 of Title 7 of the Colorado Revised Statues, as designated by the board of directors of the corporation.

                                   ARTICLE III
                                Capital Structure
                                -----------------

     The maximum number of shares of stock which this Corporation is authorized to issue or to have outstanding at any time shall be 55,000,000 shares, of which 50,000,000 shares shall be common stock, no par value per share, and of which 5,000,000 shares shall be preferred stock, no par value per share and may be issued in classes or series.

     The holders of common stock shall have one vote for each share of such stock held.

     The holders of record of the preferred stock shall be entitled to cash dividends when, as and if declared by the Board of Directors at the time, in the manner and at the rate per share determined by the Board of Directors in the resolution authorizing each series of preferred stock. Dividends payable on the preferred stock must be paid or set apart for payment before any dividends may be declared and paid on the common stock with respect to the same time period.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of this Corporation, the holders of record of the outstanding preferred stock shall be entitled to the amount payable upon their shares as determined by the Board of Directors in the resolution authorizing each series of preferred stock. After payment to the holders of the preferred stock of the amount payable to them as above set forth, the remaining assets of this Corporation shall be payable to, and distributed ratably among, the holders of record of the common stock.

     The common stock may also be subject to other rights and preferences that the Board of Directors may give to any series or classes of the preferred stock.

     The Board of Directors is hereby expressly authorized to issue the common or preferred stock of this Corporation in one or more series or classes as it may determine by resolution from time to time. In the resolution establishing a series or class, the Board of Directors shall give to the series or class a distinctive designation so as to distinguish it from all other series and classes of stock, shall determine the number of shares in such series and shall fix the preferences, limitations and relative rights thereof. All of the shares of any one series shall be alike in every particular.

     All stock of this Corporation, whether common stock or preferred stock, shall be issued only upon the receipt of the full consideration fixed for the issuance of such stock. Such stock once issued, shall be fully paid and nonassessable.

     No holder of shares of any class of this Corporation shall have (1) any preemptive right to subscribe for or acquire additional shares of this Corporation of the same or any other class, whether such shares shall be hereby or hereafter authorized, or (2) any right to acquire any shares which may be held in the treasury of this Corporation. All such additional or treasury shares may be issued or reissued for such consideration, at such time, and to such persons as the Board of Directors may from time to time determine.

                                   ARTICLE IV
                      No Cumulative Voting by Shareholders
                      ------------------------------------

     Cumulative voting shall not be allowed in the election of Directors of this Corporation and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote.

                                    ARTICLE V
          Registered and Initial Principal Office and Registered Agent
          ------------------------------------------------------------

     The registered office and initial principal office of the Corporation is located at 4155 E. Jewell Avenue, Suite 909, Denver, Colorado 80222, and the name of the registered agent of the Corporation at such address is Edward H. Hawkins.

                                   ARTICLE VI
                                  Incorporator
                                  ------------

     The name and address of the Incorporator is Edward H. Hawkins, 4155 E. Jewell Avenue, Suite 909, Denver, CO 80222.

                                   ARTICLE VII
                               Board of Directors
                               ------------------

     The number of individuals to serve on the Board of Directors shall be set forth in the Bylaws of the Corporation; provided, however, that the Initial Board of Directors shall consist of one person below-named:

         Name of Director                        Address
         ----------------                        -------

         Edward H. Hawkins                       4155 E. Jewell Ave., Suite 909
                                                 Denver, CO 80222

                                  ARTICLE VIII
                              Corporate Opportunity
                              ---------------------

     The Directors, officers and other member of management of this Corporation shall be subject to the doctrine of "corporate opportunities" only insofar as it applied to business opportunities in which this Corporation has expressed an interest as determined from time to time by this Corporation's Board of Directors as evidenced by resolutions appearing in this Corporation's minutes. Once such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the Directors, officers and other members of management of this Corporation shall be disclosed promptly to this Corporation and made available to it. The Board of Directors may reject any business opportunity presented to it and thereafter any Director, officer or other member of management may avail himself of such opportunity. Until such time as this Corporation, through its Board of Directors, has designated an area of interest, the Directors, officers and other members of management of this Corporation shall be free to engage in such areas of interest on their own and this doctrine shall not limit the right of any Director, officer or other member of management of this Corporation to continue a business existing prior to the time that such area of interest is designated by the Corporation. This provision shall not be construed to release any employee of this Corporation (other than a Director, an officer or member of management) from any duties which he may have to this Corporation.

                                   ARTICLE IX
                Indemnification of Directors, Officers and Others
                -------------------------------------------------

     This Corporation shall:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that such person did not meet the foregoing standard of conduct.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged liable to the Corporation.

     C. Indemnify a Director, officer, employee or agent of the Corporation who has been wholly successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph E of this Article if:

     1. The Director, officer, employee or agent furnishes to this Corporation a written affirmation of such person's good faith belief that he has met the applicable standard of conduct required to receive indemnification;

     2. Such person furnishes to this Corporation an undertaking, executed personally or on behalf of such person to repay such amount if it is ultimately determined that he did not meet the applicable standard of conduct; and

     3. A determination is made that the facts then known to those making the determination would not preclude indemnification pursuant to this Article.

     E. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made:

     1. By the Board of Directors by a majority vote of those present at a meeting at which a quorum is present, and only those Directors not parties to such action, suit or proceeding shall be counted in satisfying the quorum requirement; or

     2. If such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more Directors not parties to such action, suit or proceeding; except that Directors who are parties to such action, suit or proceeding may participate in the designation of Directors for the committee; or

     3. If such a quorum cannot be obtained, and such a committee cannot be established, or even if such quorum is obtained or such a committee is designated, if a majority of the Directors constituting such quorum or such committee so directs, either:

          (a) By independent legal counsel selected by a vote of the Board of Directors or such committee in the manner specified in Subparagraph E.1. or E.2. of this Article or, if a quorum of the full Board of Directors cannot be obtained and such a committee cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors; or

          (b)  By the shareholders.

     Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if such determination is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body the selected such counsel.

     F. Purchase and maintain insurance, if economically feasible for the Corporation to do so in the sole judgment of the Corporation's Board of Directors, on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him, incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, the Bylaws, or any agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

                                    ARTICLE X
                                   Amendment
                                   ---------

     This Corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation or any amendment to them, and all right and privileges conferred upon the shareholders, directors and officers are subject to this reservation. The Articles of Incorporation may be amended in accordance with the provisions of the laws of the State of Colorado, as amended from time to time, unless more specific provisions for amendments are adopted by this Corporation pursuant to law.

     IN WITNESS WHEREOF, the undersigned has set his hand and seal this 19th day
of    July    1996.



                                        s/Edward H. Hawkins
                                        ---------------------------------------
                                        Edward H. Hawkins, Incorporator


                           CONSENT OF REGISTERED AGENT

     The undersigned hereby consents to the appointment as registered agent for the above named corporation under Article 105 of the Colorado Business Corporation Act, until such time as he resigns such position.

                                        s/Edward H. Hawkins
                                        ---------------------------------------
                                        Edward H. Hawkins

                            SAGUARO INDUSTRIES, LTD.
                         -----------------------------

                                   EXHIBIT 3.2
                         -----------------------------

                          AMENDMENT AND RESTATEMENT OF
                            ARTICLES OF INCORPORATION

                         -----------------------------

                                                           FILED - CUSTOMER COPY
                                                              DONETTA DAVISON
CHANGE OF               AMENDMENT AND RESTATEMENT OF THE
 R.O.R.A.                   ARTICLES OF INCORPORATION
                                                           20001246116 C
STOCK CHANGE                          OF                   $   110.00
                                                           SECRETARY OF STATE
CHANGE OF NAME                SHEFFIELD ROUNDS, LTD.       12-18-2000   10:44:09

     Pursuant to the provisions of the Colorado Corporations and Associations Act, the undersigned corporation adopts the following amended and restated Articles of Incorporation. These Articles set forth the provisions of the Articles of Incorporation, as amended, and supercede the original Articles of Incorporation and all amendments thereto.

FIRST:  The name of the corporation is Sheffield Rounds, Ltd.

SECOND: The  following  amended  and  restated  Articles of  Incorporation  were adopted by a majority vote of the board of directors and the shareholders. The number of shares voted for the amended and restated Articles of Incorporation was sufficient for approval.

     The undersigned director, being a natural person of the age of eighteen years of age or older and upon vote of the directors and shareholders desiring to amend and restate the Articles of Incorporation under the laws of the State of Colorado, does hereby sign, verify and deliver in duplicate to the Secretary of State of the State of Colorado these Amended and Restated Articles of
Incorporation:

                                    ARTICLE I
                                      Name
                                      ----

     The name of the Corporation is SAGUARO INDUSTRIES, LTD.

                                   ARTICLE II
                                    Purposes
                                    --------

     This Corporation is organized for the purpose of transacting any and all lawful activities or business for which corporations may be formed under Articles 101 to 117 of Title 7 of the Colorado Revised Statues, as designated by the board of directors of the corporation.

                                   ARTICLE III
                                Capital Structure
                                -----------------

     The maximum number of shares of stock which this Corporation is authorized to issue or to have outstanding at any time shall be 55,000,000 shares, of which 50,000,000 shares shall be common stock, no par value per share, and of which 5,000,000 shares shall be preferred stock, no par value per share and may be issued in classes or series.

     The holders of common stock shall have one vote for each share of such stock held. The shares of preferred stock shall be non-voting shares.

     The holders of record of the preferred stock shall be entitled to cash dividends in the amount of fifty percent (50%) of the adjusted gross annual profit to be paid at the direction of the Board of Directors. Dividends payable on the preferred stock must be paid or set apart for payment before any dividends may be declared and paid on the common stock with respect to the same time period.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of this Corporation, the holders of record of the outstanding preferred stock shall be entitled to fifteen percent (15%) of the assets of the Corporation as reflected on the most recent balance sheet. After payment to the holders of the preferred stock of the amount payable to them as above set forth, the remaining assets of this Corporation shall be payable to, and distributed ratably among, the holders of record of the common stock.

     All stock of this Corporation, whether common stock or preferred stock, shall be issued only upon the receipt of the full consideration fixed for the issuance of such stock. Such stock once issued, shall be fully paid and nonassessable.

     No holder of shares of any class of this Corporation shall have (1) any preemptive right to subscribe for or acquire additional shares of this Corporation of the same or any other class, whether such shares shall be hereby or hereafter authorized, or (2) any right to acquire any shares which may be held in the treasury of this Corporation. All such additional or treasury shares may be issued or reissued for such consideration, at such time, and to such persons as the Board of Directors may from time to time determine.

                                   ARTICLE IV
                      No Cumulative Voting by Shareholders
                      ------------------------------------

     Cumulative voting shall not be allowed in the election of Directors of this Corporation and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote.

                                    ARTICLE V
          Registered and Initial Principal Office and Registered Agent
          ------------------------------------------------------------

     The registered office and principal office of the Corporation is located at 2221 Lafayette Street, Denver, Colorado 80205, and the name of the registered agent of the Corporation at such address is Patricia L. Manning.

                                   ARTICLE VI
                                  Incorporator
                                  ------------

     The name and address of the Incorporator is Edward H. Hawkins, 4155 E. Jewell Avenue, Suite 909, Denver, CO 80222.

                                   ARTICLE VII
                               Board of Directors
                               ------------------

     The number of individuals to serve on the Board of Directors shall be set forth in the Bylaws of the Corporation

                                  ARTICLE VIII
                              Corporate Opportunity
                              ---------------------

     The Directors, officers and other member of management of this Corporation shall be subject to the doctrine of "corporate opportunities" only insofar as it applied to business opportunities in which this Corporation has expressed an interest as determined from time to time by this Corporation's Board of Directors as evidenced by resolutions appearing in this Corporation's minutes. Once such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the Directors, officers and other members of management of this Corporation shall be disclosed promptly to this Corporation and made available to it. The Board of Directors may reject any business opportunity presented to it and thereafter any Director, officer or other member of management may avail himself of such opportunity. Until such time as this Corporation, through its Board of Directors, has designated an area of interest, the Directors, officers and other members of management of this Corporation shall be free to engage in such areas of interest on their own and this doctrine shall not limit the right of any Director, officer or other member of management of this Corporation to continue a business existing prior to the time that such area of interest is designated by the Corporation. This provision shall not be construed to release any employee of this Corporation (other than a Director, an officer or member of management) from any duties which he may have to this Corporation.

                                   ARTICLE IX
                Indemnification of Directors, Officers and Others
                -------------------------------------------------

     This Corporation shall:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that such person did not meet the foregoing standard of conduct.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged liable to the Corporation.

     C. Indemnify a Director, officer, employee or agent of the Corporation who has been wholly successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph E of this Article if:

     1. The Director, officer, employee or agent furnishes to this Corporation a written affirmation of such person's good faith belief that he has met the applicable standard of conduct required to receive indemnification;

     2. Such person furnishes to this Corporation an undertaking, executed personally or on behalf of such person to repay such amount if it is ultimately determined that he did not meet the applicable standard of conduct; and

     3. A determination is made that the facts then known to those making the determination would not preclude indemnification pursuant to this Article.

     E. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made:

     1. By the Board of Directors by a majority vote of those present at a meeting at which a quorum is present, and only those Directors not parties to such action, suit or proceeding shall be counted in satisfying the quorum requirement; or

     2. If such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more Directors not parties to such action, suit or proceeding; except that Directors who are parties to such action, suit or proceeding may participate in the designation of Directors for the committee; or

     3. If such a quorum cannot be obtained, and such a committee cannot be established, or even if such quorum is obtained or such a committee is designated, if a majority of the Directors constituting such quorum or such committee so directs, either:

          (a) By independent legal counsel selected by a vote of the Board of Directors or such committee in the manner specified in Subparagraph E.1. or E.2. of this Article or, if a quorum of the full Board of Directors cannot be obtained and such a committee cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors; or

          (b)  By the shareholders.

     Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if such determination is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body the selected such counsel.

     F. Purchase and maintain insurance, if economically feasible for the Corporation to do so in the sole judgment of the Corporation's Board of Directors, on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him, incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, the Bylaws, or any agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

                                    ARTICLE X
                                    Amendment
                                    ---------

     This Corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation or any amendment to them, and all right and privileges conferred upon the shareholders, directors and officers are subject to this reservation. The Articles of Incorporation may be amended in accordance with the provisions of the laws of the State of Colorado, as amended from time to time, unless more specific provisions for amendments are adopted by this Corporation pursuant to law.

     IN WITNESS WHEREOF, the undersigned has set his hand and seal this _____ day of _______________, in the year ___________


                                          s/Patricial L. Manning
                                          -----------------------------------
                                          Patricia L. Manning, Director


                           CONSENT OF REGISTERED AGENT

     The undersigned hereby consents to the appointment as registered agent for the above named corporation under Article 90-502 of the Colorado Corporations and Associations Act, until such time as he resigns such position.

                                          s/Patricia L. Manning
                                          -----------------------------------
                                          Patricia L. Manning

                            SAGUARO INDUSTRIES, LTD.
                          ----------------------------

                                   EXHIBIT 3.3
                          ----------------------------

                                     BYLAWS

                          ----------------------------

                                     BYLAWS

                                       OF

                             SHEFFIELD ROUNDS, LTD.


                                    ARTICLE I
                                     Offices
                                     -------

     The principal office of the Corporation in Colorado shall initially be located in Denver, Colorado. The Corporation may have such other offices, either within or outside the State of Colorado, as the Board of Directors may designate, or as the business of the Corporation may require from time to time.

     The registered office of the Corporation required by the Colorado Business Corporation Act to be maintained in the State of Colorado may be, but need not be, identical with the principal office, and the address of the registered office may be changed from time to time by the Board of Directors.

                                   ARTICLE II
                                  Shareholders
                                  ------------

     Section 1.     Annual Meeting.
                    ---------------

     The annual meeting of the shareholders shall be held pursuant to notice given by the Board of Directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

     Section 2.     Special Meetings.
                    -----------------

     Special meetings of the shareholders, for any purpose, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than ten (10%) percent of all the outstanding shares of the Corporation entitled to vote at the meeting. Such request shall state the purposes of the proposed meeting.

     Section  3.    Adjournment.
                    ------------

     a. When the annual meeting is convened, or when any special meeting is convened, the presiding officer may adjourn it for such period of time as may be reasonably necessary to reconvene the meeting at another place and another time.

     b. The presiding officer shall have the power to adjourn any meeting of the shareholders for any proper purpose, including, but not limited to, lack of a quorum, to secure a more adequate meeting place, to elect officials to count and tabulate votes, to review any shareholder proposals or to pass upon any challenge which may properly come before the meeting.

     c. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given in compliance with Subsection (4)(a) of this Article II to each shareholder of record on the new record date entitled to vote at such meeting.


BYLAWS                                                                    Page 1

     Section 4.     Notice of Meeting; Purpose of Meeting; Waiver
                    ---------------------------------------------

     a. Each shareholder of record entitled to vote at any meeting shall be given in person, or by first class mail, postage prepaid, written notice of such meeting which, in the case of a special meeting, shall set forth the purpose(s) for which the meeting is called, not less than ten (10) or more then fifty (50) days before the date of such meeting. If mailed, such notice is to be sent to the shareholder's address as it appears on the stock transfer books of the Corporation unless the shareholder shall have requested of the Secretary in writing at least fifteen (15) days prior to the distribution of any required notice that any notice intended for him to be sent to some other address, in which case the notice may be sent to the address so designated. Notwithstanding any such request by a shareholder, notice sent to a shareholder's address as it appears on the stock transfer books of this Corporation as of the record date shall be deemed properly given. Any notice of a meeting sent by the United States mail shall be deemed delivered when deposited with proper postage thereon with the United States Postal Service or in any mail receptacle under its control.

     b. A shareholder waives notice of any meeting by attendance, either in person or by proxy, at such meeting or by waiving notice in writing either before, during or after such meeting. Attendance at a meeting for the express purpose of objecting that the meeting was not lawfully called or convened, however, will not constitute a waiver of notice by a shareholder stating at the beginning of the meeting, his objection that the meeting is not lawfully called or convened.

     c. Whenever the holders of at least eighty (80%) percent of the capital stock of the Corporation having the right to vote shall be present at any annual or special meeting of shareholders, however called or notified, and shall sign a written consent thereto on the minutes of such meeting, the meeting shall be valid for all purposes.

     d. A Waiver of Notice signed by all shareholders entitled to vote at a meeting of shareholders may also be used for any other proper purpose including, but not limited to, designating any place within or without the State of Colorado as the place for holding such a meeting.

     e. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders need be specified in any written Waiver of Notice.

     Section 5.     Closing of Transfer Books; Record Date; Shareholders' List.
                    -----------------------------------------------------------

     a. In order to determine the holders of record of the capital stock of the Corporation who are entitled to notice of meetings, to vote at a meeting or adjournment thereof, or to receive payment of any dividend, or for any other purpose, the Board of Directors may fix a date not more than fifty (50) days prior to the date set for any of the above-mentioned activities for such determination of shareholders.

     b. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.

     c. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the date for such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.

     d. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.


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                                                                              53

     e. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date under this section for the adjourned meeting.

     f. The officer or agent having charge of the stock transfer books of the Corporation shall make, as of a date at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of each shareholder and the number and class and series, if any, of shares held by each shareholder. Such list shall be kept on file at the registered office of the Corporation or at the office of the transfer agent or registrar of the Corporation for a period of ten
(10) days prior to such meeting and shall be available for inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of any meeting of shareholders and shall be subject to inspection by any shareholder at any time during the meeting.

     g. The original stock transfer books shall be prima facie evidence as to the shareholders entitled to examine such list or stock transfer books or to vote at any meeting of shareholders.

     h. If the requirements of Subsection 5(f) of this Article II have not been substantially complied with then, on the demand of any shareholder in person or by proxy, the meeting shall be adjourned until such requirements are complied with.

     I. If no demand pursuant to Section 5(h) is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

     j. Subsection 5(g) of this Article II shall be operative only at such time(s) as the Corporation shall have six (6) or more shareholders.

     Section 6.     Quorum.
                    -------

     a. At any meeting of the shareholders of the Corporation, the presence, in person or by proxy, of shareholders owning a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote thereat shall be necessary to constitute a quorum for the transaction of any business. If a quorum is present the affirmative vote of a majority of the shares represented at such meeting and entitled to vote on the subject matter shall be the act of the shareholders. If there shall not be a quorum at any meeting of the shareholders of the Corporation, then the holders of a majority of the shares of the capital stock of the Corporation who shall be present at such meeting, in person or by proxy, may adjourn such meeting from time to time until holders of a majority of the shares of the capital stock shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally scheduled.

     b. The shareholders at a duly organized meeting having a quorum may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     Section 7.     Presiding Officer; Order of Business.
                    -------------------------------------

     a. Meetings of the shareholders shall be presided over by the Chairman of the Board, or, if he is not present, by the President or, if he is not present, by a Vice President or, if none of the Chairman of the Board, the President, or a Vice President is present, the meeting shall be presided over by a Chairman to be chosen by a plurality of the shareholders entitled to vote at the meeting who are present, in person or by proxy. The presiding officer of any meeting of the shareholders may delegate the duties and obligations of the presiding officer of the meeting as he sees fit.

     b. The Secretary of the Corporation, or, in his absence, an Assistant Secretary shall act as Secretary of every meeting of shareholders, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall choose any person present to act as Secretary of the meeting.

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                                                                              54

     c. The order of business shall be as follows:

        1.  Call of meeting  to order.
        2.  Proof of notice of  meeting.
        3. Reading of minutes of last previous shareholders meeting or a Waiver thereof.
        4.  Reports of officers.
        5.  Reports of committees.
        6.  Election of directors.
        7.  Regular and miscellaneous business.
        8.  Special matters.
        9.  Adjournment.

     d. Notwithstanding the provisions of Article II, Section 7, Subsection c, the order and topics of business to be transacted at any meeting shall be determined by the presiding officer of the meeting in his sole discretion. In no event shall any variation in the order of business or additions and deletions from the order of business as specified in Article II, Section 7, Subsection c, invalidate any actions properly taken at any meeting.

     Section 8.     Voting.
                    -------

     a. Unless otherwise provided for in the Certificate of Incorporation, each shareholder shall be entitled, at each meeting and upon each proposal to be voted upon, to one vote for each share of voting stock recorded in his name on the books of the Corporation on the record date fixed as provided for in Article II, Section 5.

     b. The presiding officer at any meeting of the shareholders shall have the power to determine the method and means of voting when any matter is to be voted upon. The method and means of voting may include, but shall not be limited to, vote by ballot, vote by hand or vote by voice. However, no method of voting may be adopted which fails to take account of any shareholder's right to vote by proxy as provided for in Section 10 of this Article II. In no event may any method of voting be adopted which would prejudice the outcome of the vote.

     Section 9.     Action Without Meeting.
                    -----------------------

     a. Any action required to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to vote thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to vote thereon.

     b. Within ten (10) days after obtaining such authorization by written consent, notice must be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters' rights are provided under the Colorado Business Corporation Act, the notice shall contain a clear statement of the right of the shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of the Colorado Business Corporation Act regarding the rights of dissenting shareholders.

     c. In the event that the action to which the shareholders' consent is such as would have required the filing of a certificate under the Colorado Business Corporation Act if such action had been voted on by shareholders at a meeting thereof, the certificate filed under such other section shall state that written consent has been given in accordance with the provisions of this Article II,
Section 9.

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                                                                              55

     Section 10.     Proxies.
                     --------

     a. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.

     b. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided in this Article II, Section 10.

     c. The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

     d. Except when other provisions shall have been made by written agreement between the parties, the record holder of shares held as pledges or otherwise as security or which belong to another, shall issue to the pledgor or to such owner of such shares, upon demand therefor and payment of necessary expenses thereof, a proxy to vote or take other action thereon.

     e. A proxy which states that it is irrevocable is irrevocable when it is held by any of the following or a nominee of any of the following: (I) a pledgee; (ii) a person who has purchased or agreed to purchase the shares; (iii) a creditor or creditors of the Corporation who extend or continue to extend credit to the Corporation in consideration of the proxy, if the proxy states that it was given in consideration of such extension or continuation of credit, the amount thereof, and the name of the person extending or continuing credit;
(iv) a person who has contracted to perform services as an officer of the Corporation, if a proxy is required by the contract of employment, if the proxy states that it was given in consideration of such contract of employment and states the name of the employee and the period of employment contracted for; and
(v) a person designated by or under an agreement as provided in Article XI hereof.

     f. Notwithstanding a provision in a proxy stating that it is irrevocable, the proxy becomes revocable after the pledge is redeemed, or the debt of the Corporation is paid, or the period of employment provided for in the contract of employment has terminated, or the agreement under Article XII hereof, has terminated and, in a case provided for in Subsection 10(e)(iii) or Subsection 10(e)(iv) of this Article II becomes irrevocable three years after the date of the proxy or at the end of the period, if any, specified therein, whichever period is less, unless the period of irrevocability is renewed from time to time by the execution of a new irrevocable proxy as provided in this Article II,
Section 10. This Subsection 10(f) does not affect the duration of a proxy under Subsection 10(b) of this Article II.

     g. A proxy may be revoked, notwithstanding a provision making it irrevocable, by a purchaser of shares without knowledge of the existence of the provision unless the existence of the proxy and its irrevocability is noted conspicuously on the face or back of the certificate representing such shares.

     h. If a proxy for the same shares confers authority upon two (2) or more persons and does not otherwise provide a majority of such persons present at the meeting, or if only one is present, then that one may exercise all the powers conferred by the proxy. If the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

     I. If a proxy expressly so provides, any proxy holder may appoint in writing a substitute to act in his place.

     Section 11.     Voting of Shares by Shareholders.
                     ---------------------------------

     a. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the Bylaws of the corporate shareholder; or, in the absence of any applicable Bylaw, by such person as the Board of Directors of the corporate shareholder may designate. Proof of such

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                                                                              56
designation may be made by presentation of a certified copy of the Bylaws or other instrument of the corporate shareholder. In the absence of any such designation, or in case of conflicting designation by the corporate shareholder, the Chairman of the Board, President, any vice president, secretary and treasurer of the corporate shareholder, in that order shall be presumed to possess authority to vote such shares.

     b. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

     c. Shares standing in the name of a receiver may be voted by such receiver. Shares held by or under the control of a receiver but not standing in the name of such receiver, may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

     d. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledge.

     e. Shares of the capital stock of the Corporation belonging to the Corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares.

                                   ARTICLE III
                                    Directors
                                    ---------

     Section 1.     Board of Directors; Exercise of Corporate Powers.
                    ----------------------------------------- -------

     a. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of the Board of Directors except as may be otherwise provided in the Articles of Incorporation. If any such provision is made in the Articles of Incorporation, the powers and duties conferred or imposed upon the Board of Directors shall be exercised or performed to such extent and by such person or persons as shall be provided in the Articles of Incorporation.

     b. Directors need not be residents of the state of incorporation unless the Articles of Incorporation so require.

     c. The Board of Directors shall have authority to fix the compensation of Directors unless otherwise provided in the Articles of Incorporation.

     d. A Director shall perform his duties as a Director, including his duties as a member of any committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

     e. In performing his duties, a Director shall be entitled to rely on information, opinions, reports or statements, including financial data, in each case prepared or presented by: (I) one or more officers or employees of the Corporation whom the Director reasonably believes to be reliable and competent in the matters presented; (ii) counsel, public accountants or other persons as to matters which the Director reasonably believes to be within such persons' professional or expert competence; or (iii) a committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the Bylaws, as to matters within its designated authority, which committee the Director reasonably believes to merit confidence.

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                                                                              57

     f. A Director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described in Subsection 1(e) of this Article III to be unwarranted.

     g. A person who  performs his duties in  compliance  with this Article III,
Section 1 shall have no liability by reason of being or having been a Director of the Corporation.

     h. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken consents thereto unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

     Section 2.     Number; Election; Classification of Directors; Vacancies.
                    ---------------------------------------------------------

     a. The Board of Directors of this Corporation shall consist of not less than two (2) nor more than seven (7) members, unless the number of shareholders is less than two, in which the Corporation shall one director until such time as the number of shareholders increase to two or more. The number of directors shall be fixed by the initial Board of Directors. The number of directors constituting the initial Board of Directors shall be fixed by the Articles of Incorporation. The number of directors may be increased from time to time by the Board of directors, but no decrease shall have the effect of shortening the term of any incumbent director.

     b. Each person named in the Articles of Incorporation as a member of the initial Board of Directors, shall hold office until the first annual meeting of shareholders, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

     c. At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors to hold office until the next succeeding annual meeting, except in case of the classification of directors as permitted by the Colorado Business Corporation Act. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

     d. The shareholders, by amendment to these Bylaws, may provide that the directors be divided into not more than four classes, as nearly equal in number as possible, whose terms of office shall respectively expire at different times, but no such term shall continue longer than four (4) years, and at least one-fifth (l/5) in number of the directors shall be elected annually.

     e. If directors are classified and the number of directors is thereafter changed, any increase or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible.

     f. Any vacancy occurring in the Board of Directors including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

     Section 3.     Removal of Directors.
                    ---------------------

     a. At a meeting of shareholders called expressly for that purpose, directors may be removed in the manner provided in this Article III, Section 3. Any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

     b. If the Corporation has cumulative voting, if less than the entire Board is to be removed, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a member.

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                                                                              58

     Section 4.     Director Quorum and Voting.
                    ---------------------------

     a. A majority of the number of directors fixed in the manner provided in these Bylaws shall constitute a quorum for the transaction of business unless a greater number if required elsewhere in these Bylaws.

     b. A majority of the members of an Executive Committee or other committee shall constitute a quorum for the transaction of business at any meeting of such Executive Committee or other committee.

     c. The act of the majority of the directors present at a Board meeting at which a quorum is present shall be the act of the Board of Directors.

     d. The act of a majority of the members of an Executive Committee present at an Executive Committee meeting at which a quorum is present shall be the act of the Executive Committee.

     e. The act of a majority of the members of any other committee present at a committee meeting at which a quorum is present shall be the act of the committee.

     Section 5.     Director Conflicts of Interest.
                    -------------------------------

     a. No contract or other transaction between this Corporation and one or more of its directors or any other Corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested, shall be either void or voidable because of a relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

     (I) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

     (ii) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

     (iii) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.

     b. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

     Section 6.     Executive and Other Committees; Designation; Authority.
                    -------------------------------------------------------

     a. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an Executive Committee and one or more other committees each of which, to the extent provided in such resolution or in the Articles of Incorporation or these Bylaws, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to: (I) approve or recommend to shareholders actions or proposals required by the Colorado Business Corporation Act to be approved by shareholders; (ii) designate candidates for the office of director for purposes of proxy solicitation or otherwise; (iii) fill vacancies on the Board of Directors or any committee thereof; (iv) amend the Bylaws; or (v) authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of class of shares, unless the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, has specified a general formula or method by resolution or by adoption of a stock option or other plan, authorized a committee to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting preferential rights, and provisions for other features of a class of

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                                                                              59
shares, or a series of class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Secretary of State under the Colorado Business Corporation Act.

     b. The Board, by resolution adopted in accordance with Article III, Subsection 6(a) may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

     c. Neither the designation of any such committee, the delegation thereto of authority, nor action by such committee pursuant to such authority shall alone constitute compliance by any member of the Board of Directors, not a member of the committee in question, with his responsibility to act in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

     Section 7.     Place, Time, Notice, and Call of Directors' Meetings.
                    -----------------------------------------------------

     a. Meetings of the Board of Directors, regular or special, may be held either within or without this state.

     b. A regular meeting of the Board of Directors of the Corporation shall be held for the election of officers of the Corporation and for the transaction of such other business as may come before such meeting as promptly as practicable after the annual meeting of the shareholders of this Corporation without the necessity of other notice than this Bylaw. Other regular meetings of the Board of Directors of the Corporation may be held at such times and at such places as the Board of Directors of the Corporation may from time to time resolve without other notice than such resolution. Special meetings of the Board of Directors may be held at any time upon call of the Chairman of the Board or the President or a majority of the Directors of the Corporation, at such time and at such place as shall be specified in the call thereof. Notice of any special meeting of the Board of Directors must be given at least two (2) days prior thereto, if by written notice delivered personally; or at least five (5) days prior thereto, if mailed; or at least two (2) days prior thereto, if by telegram; or at least two (2) days prior thereto, if by telephone. If such notice is given by mail, such notice shall be deemed to have been delivered when deposited with the United States Postal Service addressed to the business address of such director with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed delivered when the telegram is delivered to the telegraph company. If notice is given by telephone, such notice shall be deemed delivered when the call is completed.

     c. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

     d. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

     e. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

     f. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.


     Section 8.     Action by Directors Without a Meeting.
                    -------------------------------------

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                                                                              60

     Any action required by the Colorado Business Corporation Act to be taken at a meeting of the directors of the Corporation, or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors, or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

     Section 9.     Compensation.
                    -------------

     The directors and members of the Executive and any other committee of the Board of Directors shall be entitled to such reasonable compensation for their services and on such basis as shall be fixed from time to time by resolution of the Board of Directors. The Board of Directors and members of any committee of the Board of Directors shall be entitled to reimbursement for any reasonable expenses incurred in attending any Board or committee meeting. Any director receiving compensation under this section shall not be prevented from serving the Corporation in any other capacity and shall not be prohibited from receiving reasonable compensation for such other services.

     Section 10.    Resignation.
                    ------------

     Any Director of the Corporation may resign at any time without acceptance by the Corporation. Such resignation shall be in writing and may provide that such resignation shall take effect immediately or on any future date stated in such notice.

     Section 11.    Removal.
                    --------

     Any Director of the Corporation may be removed for cause by a majority vote of the other members of the Board of Directors as then constituted or with or without cause by the vote of the holders of a majority of the outstanding shares of capital stock shareholders of the Corporation called for such purpose.

     Section 12.    Vacancies.
                    ----------

     In the event that a vacancy shall occur on the Board of Directors of the Corporation whether because of death, resignation, removal, an increase in the number of directors or any other reason, such vacancy may be filled by the vote of a majority of the remaining directors of the Corporation even though such remaining directors represent less than a quorum. An increase in the number of directors shall create vacancies for the purpose of this section. A director of the Corporation elected to fill a vacancy shall hold office for the unexpired term of his predecessor, or in the case of an increase in the number of directors, until the election and qualification of directors at the next annual meeting of the shareholders.

                                   ARTICLE IV
                                    Officers
                                    --------

     Section 1.     Election; Number; Terms of Office.
                    ----------------------------------

     a. The officers of the Corporation shall consist of a Chairman of the Board, a President, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors at such time and in such manner as may be prescribed by these Bylaws. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors.

     b. All officers and agents, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws, or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws.

     c. Any two (2) or more offices may be held by the same person except the offices of the President and Secretary.

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                                                                              61

     d. A failure to elect a Chairman of the Board, President, a Secretary and a Treasurer shall not affect the existence of the Corporation.

     Section 2.     Removal.
                    --------

     An officer of the Corporation shall hold office until the election and qualification of his successor; however, any officer of the Corporation may be removed from office by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of any officer shall not of itself create any contract right to employment or compensation.

     Section 3.     Vacancies.
                    ----------

     Any vacancy in any office from any cause may be filled for the unexpired portion of the term of such office by the Board of Directors.

     Section 4.     Powers and Duties.
                    ------------------

     a. The Chairman of the Board shall be the Chief Executive Officer of the Corporation. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors. Except where by law the signature of the President is required or unless the Board of Directors shall rule otherwise, the Chairman of the Board shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation which may be authorized by the Board of Directors. Unless a Chairman of the Board is specifically elected, the President shall be deemed to be the Chairman of the Board.

     b. The President shall be the Chief Operating Officer of the Corporation. He shall be responsible for the general day-to-day supervision of the business and affairs of the Corporation. He shall sign or countersign all certificates, contracts or other instruments of the Corporation as authorized by the Board of Directors. He may, but need not, be a member of the Board of Directors. In the absence of the Chairman of the Board, the President shall be the Chief Executive Officer of the Corporation and shall preside at all meetings of the shareholders and the Board of Directors. He shall make reports to the Board of Directors and shareholders. He shall perform such other duties as are incident to his office or are properly required of him by the Board of Directors. The Board of Directors will at all times retain the power to expressly delegate the duties of the President to any other officer of the Corporation.

     c. The Vice-President(s), if any, in the order designated by the Board of Directors, shall exercise the functions of the President during the absence, disability, death, or refusal to act of the President. During the time that any Vice-President is properly exercising the functions of the President, such Vice-President shall have all the powers of and be subject to all the restrictions upon the President. Each Vice-President shall have such other duties as are assigned to him from time to time by the Board of Directors or by the President of the Corporation.

     d. The Secretary of the Corporation shall keep the minutes of the meetings of the shareholders of the Corporation and, if so requested, the Secretary shall keep the minutes of the meetings of the Board of Directors of the Corporation. The Secretary shall be the custodian of the minute books of the Corporation and such other books and records of the Corporation as the Board of Directors of the Corporation may direct. The Secretary shall make or cause to be made all proper entries in all corporate books that the Board of Directors of the Corporation may direct. The Secretary shall have the general responsibility for maintaining the stock transfer books of the Corporation, or of supervising the maintenance of the stock transfer books of the Corporation by the transfer agent, if any, of the Corporation. The Secretary shall be the custodian of the corporate seal of the Corporation and shall affix the corporate seal of the Corporation on contracts and other instruments as the Board of Directors of the Corporation may direct. The Secretary shall perform such other duties as are assigned to him from time to time by the Board of Directors or the President of the Corporation.

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                                                                              62

     e. The Treasurer of the Corporation shall have custody of all funds and securities owned by the Corporation. The Treasurer shall cause to be entered regularly in the proper books of account of the Corporation full and accurate accounts of the receipts and disbursements of the Corporation. The Treasurer of the Corporation shall render a statement of cash, financial and other accounts of the Corporation whenever he is directed to render such a statement by the Board of Directors or by the President of the Corporation. The Treasurer shall at all reasonable times make available the Corporation's books and financial accounts to any Director of the Corporation during normal business hours. The Treasurer shall perform all other acts incident to the office of the Treasurer of the Corporation, and he shall have such other duties as are assigned to him from time to time by the Board of Directors or the President of the Corporation.

     f. Other subordinate or assistant officers appointed by the Board of Directors or by the President, if such authority is delegated to him by the Board of Directors, shall exercise such powers and perform such duties as may be delegated to them by the Board of Directors or by the President, as the case may be.

     g. In case of the absence or disability of any officer of the Corporation and of any person authorized to act in his place during such period of absence or disability, the Board of Directors may from time to time delegate the powers and duties of such officer to any other officer or any director or any other person whom it may select.

    Section 5.     Salaries
                   --------

     The salaries of all Officers of the Corporation shall be fixed by the Board of Directors. No officer shall be ineligible to receive such salary by reason of the fact that he is also a Director of the Corporation and receiving compensation therefor.

                                    ARTICLE V
                        Loans to Employees and Officers:
                        --------------------------------
                Guaranty of Obligations of Employees and Officers
                -------------------------------------------------

     This Corporation may lend money to, guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of a subsidiary, including any officer or employee who is a Director of the Corporation or of a subsidiary, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this Article shall be deemed to deny, limit or restrict the powers of guaranty or warranty of this Corporation at common law or under any statute.


                                   ARTICLE VI
                  STOCK CERTIFICATES; VOTING TRUSTS; TRANSFERS
                  --------------------------------------------

     Section 1.     Certificates Representing Shares.
                    ---------------------------------

     a. Every holder of shares in this Corporation shall be entitled to one or more certificates, representing all shares to which he is entitled and such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary of the Corporation and may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the President or Vice President and the Secretary or Assistant Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be used by the Corporation with the same effect as if he were such officer at the date of its issuance.

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                                                                              63

     b. Each certificate  representing shares shall state upon the face thereof:
(I) the name of the Corporation; (ii) that the Corporation is organized under the laws of this state; (iii) the name of the person or persons to whom issued;
(iv) the number and class of shares, and the designation of the series, if any, which such certificate represents; and (v) the par value of each share represented by such certificate, or a statement that the shares are without par value.

     c. No certificate shall be issued for any shares until such shares are fully paid.

     Section 2.     Transfer Book.
                    --------------

     The Corporation shall keep at its registered office or principal place of business or in the office of its transfer agent or registrar, a book (or books where more than one kind, class, or series of stock is outstanding) to be known as the Stock Book, containing the names, alphabetically arranged, addresses and Social Security numbers of every shareholder, and the number of shares of each kind, class or series of stock held of record. Where the Stock Book is kept in the office of the transfer agent, the Corporation shall keep at its office in the State of Colorado copies of the stock lists prepared from said Stock Book and sent to it from time to time by said transfer agent. The Stock Book or stock lists shall show the current status of the ownership of shares of the Corporation provided, if the transfer agent of the Corporation be located elsewhere, a reasonable time shall be allowed for transit or mail.

     Section 3.     Transfer of Shares.
                    -------------------

     a. The name(s) and address(s) of the person(s) to whom shares of stock of this Corporation are issued, shall be entered on the Stock Transfer Books of the Corporation, with the number of shares and date of issuance.

     b. Transfer of shares of the Corporation shall be made on the Stock Transfer Books of the Corporation by the Secretary or the transfer agent, only when the holder of record thereof or the legal representative of such holder of record or the attorney-in-fact of such holder of record, authorized by power of attorney duly executed and filed with the Secretary or transfer agent of the Corporation, shall surrender the Certificate representing such shares for cancellation. Lost, destroyed or stolen Stock Certificates shall be replaced pursuant to Section 5 of this Article VI.

     c. The person or persons in whose names shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner of such shares for all purposes, except as otherwise provided pursuant to Section 10 and 11 of
Article II, or Section 4 of this Article VI.

     Section 4.     Voting Trusts.
                    --------------

     a. Any number of shareholders of the Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, for a period not to exceed ten (10) years, by:
(I) entering into a written voting trust; (ii) depositing a counterpart of the agreement with the Corporation at its registered office; and (iii) transferring their shares to such trustee or trustees for the purposes of this Agreement. Prior to the recording of the Agreement, the shareholder concerned shall tender the stock certificate(s) described therein to the corporate secretary who shall note on each certificate:

   "This Certificate is subject to the provisions of a voting trust agreement dated _____________, recorded in Minute Book _________, of the Corporation.

                            -------------------------
                                          Secretary"

     b. Upon the transfer of such shares, voting trust certificates shall be issued by the trustee or trustees to the shareholders who transfer their share in trust. Such trustee or trustees shall keep a record of the holders of the voting trust certificates evidencing a beneficial interest in the voting trust, giving the names and addresses of all such holders and the number and class of the shares in respect of which the voting trust certificates held by each are issued, and shall deposit a copy of such record with the Corporation at its registered office.

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                                                                              64

     b. Upon the transfer of such shares, voting trust certificates shall be issued by the trustee or trustees to the shareholders who transfer their shares in trust. Such trustee or trustees shall keep a record of the holders of the voting trust certificates evidencing a beneficial interest in the voting trust, giving the names and addresses of all such holders and the number and class of the shares in respect of which the voting trust certificates held by each are issued, and shall deposit a copy of such record with the Corporation at its registered office.

     c. The counterpart of the voting trust agreement and the copy of such record so deposited with the Corporation shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

     d. At any time before the expiration of a voting trust agreement as originally fixed or as extended one or more times under this Article VI, Subsection 4(d) one or more holders of voting trust certificates may, by agreement in writing, extend the duration of such voting trust agreement, nominating the same or substitute trustee or trustees, for an additional period not exceeding ten (10) years. Such extension agreement shall not affect the rights or obligations of persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their stock certificates reissued upon the expiration date of the original term of the voting trust agreement. The extension agreement shall in every respect comply with and be subject to all the provisions of this Article VI, Section 4 applicable to the original voting trust agreement except that the ten (10) year maximum period of duration shall commence on the date of adoption of the extension agreement.

     e. The trustees under the terms of the agreements entered into under the provisions of this Article VI, Section 4 shall not acquire the legal title to the shares but shall be vested only with the legal right and title to the voting power which is incident to the ownership of the shares.

     Section 5.     Lost, Destroyed, or Stolen Certificates.
                    ----------------------------------------

     No certificate representing shares of the stock in the Corporation shall be issued in place of any Certificate alleged to have been lost, destroyed, or stolen except on production of evidence, satisfactory to the Board of Directors, of such loss, destruction or theft, and, if the Board of Directors so requires, upon the furnishing of an indemnity bond in such amount (but not to exceed twice the fair market value of the shares represented by the Certificate) and with such terms and with such surety as the Board of Directors may, in its discretion, require.


                                   ARTICLE VII
                                Books and Records
                                -----------------

     a. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of Directors.

     b. Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

     c. Any person who shall have been a holder of record of one quarter of one percent of all shares or of voting trust certificates therefor at least six months immediately preceding his demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least five (5%) percent of the outstanding shares of any class or series of the Corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, its relevant books and records of account, minutes and record of shareholders and to make extracts therefrom.

     d. No shareholder who within two (2) years has sold or offered for sale any list of shareholders or of holders of voting trust certificates for shares of this Corporation or any other Corporation; has aided or abetted any

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                                                                              65
person in procuring any list of shareholders or of holders of voting trust certificates for any such purpose; or has improperly used any information secured through any prior examination of the books and records of account, minutes, or record of shareholders or of holders of voting trust certificates for shares of the Corporation or any other Corporation; shall be entitled to examine the documents and records of the Corporation as provided in Subsection
(C) of this Article VII. No shareholder who does not act in good faith or for a proper purpose in making his demand shall be entitled to examine the documents and records of the Corporation as provided in Subsection (C) of this Article VII.

     e. Unless modified by resolution of the shareholders, this Corporation shall prepare not later than four (4) months after the close of each fiscal year:

     (I) A balance sheet showing in reasonable detail the financial conditions of the Corporation as of the date of its fiscal year.

     (ii) A profit and loss statement showing the results of its operation during its fiscal year.

     f. Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of its most recent balance sheet and profit and loss statement.

     g. Such balance sheets and profit and loss statements shall be filed and kept for at least five (5) years in the registered office of the Corporation in this state and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates.

                                  ARTICLE VIII
                                    Dividends
                                    ---------

     The Board of Directors of the Corporation may, from time to time, declare and the Corporation may pay dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent subject to the following provisions:

     a. Dividends in cash or property may be declared and paid, except as otherwise provided in this Article VIII, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, however arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such capital surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

     b. Dividends may be declared and paid in the Corporation's treasury shares.

     c. Dividends may be declared and paid in the  Corporation's  authorized but
unissued  shares  out  of  any  unreserved  and  unrestricted   surplus  of  the
Corporation upon the following conditions:

     (I) If a dividend is payable in the Corporation's own shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

     (ii) If a dividend is payable in the Corporation's own shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares; and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

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                                                                              66

     d. No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the Articles of Incorporation so provide or such payment is authorized by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

     e. A split up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a stock dividend within the meaning of this Article VIII.

                                   ARTICLE IX
                                 Indemnification
                                 ---------------

     Section 1.     Action, etc. Other Than by or in the Right of the
                    -------------------------------------------------
                    Corporation.
                    ------------

     The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to the Corporation, (other than a judicial action or suit brought by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or that, being or having been such a director, officer, employee or agent, he is or was serving at the request of the Corporation as a director, officer, employee, or trustee or agent of another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereafter as an "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, or any appeal therein, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of any action, suit or proceeding -- whether by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent -- shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

     Section 2.     Action, etc., by or in the Right of the Corporation.
                    ----------------------------------------------------

     The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was an Agent (as defined above) against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense, settlement or appeal of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 3.     Determination of Right of Indemnification.
                    ------------------------------------------

     Any indemnification under Section 1 or 2 (unless ordered by a court) shall be made by the Corporation unless a determination is reasonably and promptly made (I) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders, that such person acted in bad faith and in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal proceeding, that such person believed or had reasonable cause to believe that his conduct was unlawful.

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                                                                              67

     Section 4.     Indemnification Against Expenses of Successful Party.
                    -----------------------------------------------------

     Notwithstanding the other provisions of this Article, to the extent that an Agent has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice or the settlement of an action without admission of liability, in defense of any proceeding or in defense of any claim, issue or matter therein, or on appeal from any such proceeding, action, claim or matter, such Agent shall be indemnified against all expenses incurred in connection therewith.

     Section 5.     Advances of Expenses.
                    ---------------------

     Except as limited by Section 6 of this Article, costs, charges and expenses (including attorneys' fees) incurred in any action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter, if the Agent shall undertake to repay such amount in the event that it is ultimately determined, as provided herein, that such person is not entitled to indemnification. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board of Directors or if a majority vote of a quorum of disinterested directors cannot be obtained, then by independent legal counsel in a written opinion, that, based upon the facts known to the Board or counsel at the time such determination is made, such person acted in bad faith and in a manner that such person did not believe to be in or not opposed to the best interest of the Corporation, or, with respect to any criminal proceeding, that such person believed or had reasonable cause to believe his conduct was unlawful. In no event shall any advance be made in instances where the Board or independent legal counsel reasonably determines that such person deliberately breached his duty to the Corporation or its shareholders.

     Section 6.     Right of Agent to Indemnification Upon Application;
                    ---------------------------------------------------
                    Procedure Upon Application.
                    ---------------------------

     Any indemnification under Sections 1, 2 and 4 or advance under Section 5 of this Article, shall be made promptly, and in any event within ninety (90) days, upon the written request of the Agent, unless with respect to applications under Sections 1, 2 or 5, a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors that such Agent acted in a manner set forth in such Sections as to justify the Corporation's not indemnifying or making an advance to the Agent. In the event no quorum of disinterested directors is obtainable, the Board of Directors shall promptly direct that independent legal counsel shall decide whether the Agent acted in the manner set forth in such Sections as to justify the Corporation's not indemnifying or making an advance to the Agent. The right to indemnification or advances as granted by this Article shall be enforceable by the Agent in any court of competent jurisdiction, if the Board or independent legal counsel denies the claim, in whole or in part, or if no disposition of such claim is made within ninety (90) days. The Agent's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

     Section 7.     Contribution.
                    -------------

     In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Article is held by a court of competent jurisdiction to be unavailable to an indemnitee in whole or part, the Corporation shall, in such an event, after taking into account, among other things, contributions by other directors and officers of the Corporation pursuant to indemnification agreements or otherwise, and, in the absence of personal enrichment, acts of intentional fraud or dishonesty or criminal conduct on the part of the Agent, contribute to the payment of Agent's losses to the extent that, after other contributions are taken into account, such losses exceed: (I) in the case of a director of the Corporation or any of its subsidiaries who is not an officer of the Corporation or any of such subsidiaries, the amount of fees paid to him for serving as a director during the 12 months preceding the commencement of the suit, proceeding or investigation; or (ii) in the case of a director of the Corporation or any of its subsidiaries who is also an officer of the Corporation or any of such subsidiaries, the amount set forth in clause (I) plus 5% of the aggregate cash compensation paid to said director for service in such office(s) during the 12 months preceding the commencement of the suit, proceeding or investigation; or
(iii) in the case of an officer of the

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                                                                              68

Corporation or any of its subsidiaries, 5% of the aggregate cash compensation paid to such officer of service in such office(s) during the 12 months preceding the commencement of such suit, proceeding or investigation.

     Section 8.     Other Rights and Remedies.
                    --------------------------

     The indemnification provided by this Article shall not be deemed exclusive of, and shall not affect, any other rights to which an Agent seeking indemnification may be entitled under any law, Bylaw, or charter provision, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors and administrators of such a person. All rights to indemnification under this Article shall be deemed to be provided by a contract between the Corporation and the Agent who serves in such capacity at any time while these Bylaws and other relevant provisions of the general corporation law and other applicable law, if any are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing.

     Section 9.     Insurance.
                    ----------

     Upon resolution passed by the Board, the Corporation may purchase and maintain insurance on behalf of any person who is or was an Agent against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article. The Corporation may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

     Section 10.    Constituent Corporation.
                    ------------------------

     For the purposes of this Article, references to the "Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee, agent or trustee of such a constituent corporation or who, being or having been such a director, officer, employee or trustee, is or was serving at the request of such constituent corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as such person would if he had served the resulting or surviving corporation in the same capacity.

     Section 11.    Other Enterprises, Fines and Serving at Corporation's
                    -----------------------------------------------------
                    Request.
                    --------

     For purposes of this Article, references to "other enterprise" in Sections 1 and 10 shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service by Agent as director, officer, employee, trustee or agent of the Corporation which imposes duties on, or involves services by, such Agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

     Section 12.    Savings Clause.
                    ---------------

     If this Article or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Agent as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit, appeal, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated, or by any other applicable law.

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                                                                              69

                                    ARTICLE X
                               Amendment of Bylaws
                               -------------------

     a. The Board of Directors shall have the power to amend, alter, or repeal these Bylaws, and to adopt new Bylaws, from time to time.

     b. The shareholders of the Corporation, may, at any annual meeting of the shareholders of the Corporation or at any special meeting of the shareholders of the Corporation called for the purpose of amending these Bylaws, amend, alter, or repeal these Bylaws, and adopt new Bylaws, from time to time.

     c. The Board of Directors shall not have the authority to adopt or amend any Bylaw if such new Bylaw of such amendment would be inconsistent with any Bylaw previously adopted by the shareholders of the Corporation. The shareholders may prescribe in any Bylaw made by them that such Bylaw shall not be altered, amended or repealed by the Board of Directors.

                                   ARTICLE XI
                             Shareholder Agreements
                             ----------------------

     Unless the shares of this Corporation are listed on a national securities exchange or are regularly quoted by licensed securities dealers and brokers, all the shareholders of this Corporation may enter into agreements relating to any phase of business and affairs of the Corporation and which may provide for, among other things, the election of directors of the Corporation in a manner determined without reference to the number of shares of capital stock of the Corporation owned by its shareholders, the determination of management policy, and division of profits. Such agreement may restrict the discretion of the Board of Directors and its management of the business of the Corporation or may treat the Corporation as if it were a partnership or may arrange the relationships of the shareholders in a manner that would be appropriate only among partners. In the event such agreement shall be inconsistent in whole or in part with the Articles of Incorporation and/or Bylaws of the Corporation, the terms of such agreement shall govern. Such agreement shall be binding upon any transferee of shares of this corporation provided such transferee has actual notice thereof or a legend referring to such agreement is noted on the face or back of the certificate or certificates representing the shares transferred to such transferee.


                                   ARTICLE XII
                                   Fiscal Year
                                   -----------

     The Fiscal Year of this Corporation shall be determined by the Board of Directors.



Date:     1/15/98                           s/Edward H. Hawkins
     -------------------------------        ------------------------------------
                                            Secretary




[S E A L]



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